    As filed with the Securities and Exchange Commission on October 12, 2001

                                                     Registration No. 333-69514

===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                           SUPREMA SPECIALTIES, INC.
             (Exact name of Registrant as specified in its charter)

                               New York                                                                11-2662625
                    (State or other jurisdiction of                                                 (I.R.S. employer
                    incorporation or organization)                                               identification number)

                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                            Mark Cocchiola, President
                            Suprema Specialties, Inc.
                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                   Copies to:

                           Ethan Seer, Esq.                                                      Barry M. Abelson, Esq.
                   Blank Rome Tenzer Greenblatt LLP                                                Pepper Hamilton LLP
                         405 Lexington Avenue                                                     3000 Two Logan Square
                       New York, New York 10174                                                Eighteenth and Arch Streets
                       Telephone: (212) 885-5000                                               Philadelphia, PA 19103-2799
                      Telecopier: (212) 885-5001                                                Telephone: (215) 981-4000
                                                                                               Telecopier: (215) 981-4750

                                ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: |_|

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.
===============================================================================

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------



                             Subject to Completion,
                             dated October 12, 2001


                                4,050,000 Shares

                                 [Company Logo]

                           SUPREMA SPECIALTIES, INC.


                                  Common Stock

                           --------------------------

We are selling 3,500,000 shares of common stock, and certain selling shareholders named in this prospectus are selling 550,000 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling shareholders.


Our common stock is quoted on the Nasdaq National Market under the symbol "CHEZ". On October 11, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $10.95 per share.



                           --------------------------


Before investing in our common stock you should review the "Risk Factors" beginning on page 4.


                           --------------------------


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                           Per Share      Total
                                                           ---------    --------
Public offering price ..................................    $           $
Underwriting discount ..................................    $           $
Proceeds to Suprema, before expenses ...................    $           $
Proceeds to selling shareholders .......................    $           $


The underwriters have an option to purchase up to an additional 357,500 shares of common stock from us and 250,000 shares of common stock from the selling shareholders, for a total of 607,500 additional shares, within 30 days from the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about        ,
2001.


                           --------------------------


JANNEY MONTGOMERY SCOTT LLC


                         PACIFIC GROWTH EQUITIES, INC.

                                                     ROTH CAPITAL PARTNERS, LLC




                  The date of this prospectus is        , 2001

                                 [Company Logo]


                     [Picture of Various Company Products]

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary ......................................................      1
Risk Factors ............................................................      4
Forward-Looking Statements ..............................................      9
Use of Proceeds .........................................................     10
Price Range of Common Stock .............................................     11
Dividend Policy .........................................................     11
Capitalization ..........................................................     12
Selected Consolidated Financial Information .............................     13
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................     14
Business ................................................................     20
Management ..............................................................     27
Description of Securities ...............................................     31
Shares Eligible for Future Sale .........................................     33
Principal and Selling Shareholders ......................................     35
Underwriting ............................................................     38
Legal Matters ...........................................................     39
Experts .................................................................     39
Available Information ...................................................     40
Incorporation of Information by Reference ...............................     40
Index to Consolidated Financial Statements ..............................    F-1


   You should rely only on the information contained in this prospectus. We have not, nor have the selling shareholders or the underwriters, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, nor are the selling shareholders or the underwriters, making any offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

                              --------------------

   References in this prospectus, and the documents incorporated by reference in this prospectus, to "Suprema," "we," "our" and "us" refer to Suprema Specialties, Inc., a New York corporation, and its wholly owned subsidiaries Suprema Specialties West, Inc., Suprema Specialties Northeast, Inc. and Suprema Specialties Northwest Inc.

                              --------------------

   Suprema Specialties, Inc. and the names of our products are tradenames or trademarks of Suprema. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including "Risk Factors" and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

                                     SUPREMA

   Suprema Specialties, Inc. manufactures and markets gourmet all natural Italian cheeses. Our product lines consist primarily of mozzarella, ricotta, parmesan, romano and provolone cheeses, which we produce domestically, as well as parmesan and pecorino romano cheeses, which we import. Certain of our domestically produced cheeses include "lite" and lower fat versions containing less fat and fewer calories.

   We sell our cheeses through all three channels of distribution in the food industry: foodservice, food ingredient and retail. Over 95% of our revenue is derived from the foodservice channel, where we market and sell our bulk cheeses under the Suprema brand name, as well as under private label, to national and regional foodservice distributors, which in turn sell our cheeses to restaurants, hotels, caterers and others. We sell our cheeses to food manufacturers in the food ingredient channel, who use our cheeses as ingredients in prepared foods, such as frozen pizza and various pasta dishes. In the retail distribution channel, we sell our cheeses primarily to supermarket chains, grocery stores, delicatessens and gourmet shops, including Food Town, Shaw's, Giant, King Kullen, Stop'N Shop and Krogers.


   We market our cheeses under the Suprema and Suprema Di Avellino(R) brand names, and are increasing our efforts to build Suprema as a nationally recognized cheese brand by, among other things, increasing our use of promotional material, participating in trade shows and entering into co-branding relationships. For example, we recently entered into a one-year exclusive agreement with Sbarro, Inc. to supply all of its whole milk ricotta and grated romano cheese needs to its over 800 restaurants in North America. As part of this agreement, Suprema will have its name and logo displayed within Sbarro stores.


   We have experienced significant growth in recent years. Net sales, income from operations and net earnings grew at compound annual rates of 57.2%, 51.9% and 84.8%, respectively, from the fiscal year ended June 30, 1998 through the fiscal year ended June 30, 2001. We achieved record results from operations for our fiscal year ended June 30, 2001, with net sales, income from operations and net earnings increasing to $420.4 million, $24.8 million and $8.9 million, respectively, from $278.5 million, $16.7 million and $6.4 million, respectively, for our fiscal year ended June 30, 2000.

   Key elements of our strategy for continuing to increase sales and profits include:

      o Remaining a low-cost producer;

      o Further penetrating large distributors in the foodservice channel;

      o Continuing to produce a full line of high quality products;

      o Strengthening the Suprema brand name; and

      o Pursuing potential strategic acquisitions.

   We manufacture and package cheeses at our three facilities located in Manteca, California, Blackfoot, Idaho and Ogdensburg, New York. At our Paterson, New Jersey facility, we shred or grate, and then package, bulk cheeses that we manufacture or import. Our Paterson facility is also our corporate headquarters.

   We were incorporated under the laws of the State of New York in August 1983. Our executive offices are located at 510 East 35th Street, Paterson, New Jersey 07543, and our telephone number is (973) 684-2900. We maintain a website at www.supremachez.com. Information contained in our website does not constitute part of this prospectus.

                                  THIS OFFERING

   Unless otherwise stated, information included in this prospectus assumes no exercise by the underwriters of the over-allotment option.


Common stock offered by Suprema ...................   3,500,000 shares

Common stock offered by the selling shareholders ..   550,000 shares

Common stock outstanding after this offering ......   9,792,538 shares

Use of proceeds ...................................   To repay outstanding indebtedness.

Risk factors ......................................   You should read "Risk Factors" beginning on page 4 for a
                                                      discussion of factors that you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market symbol .....................   CHEZ


   The shares being offered by the selling shareholders will be issued upon the exercise by the selling shareholders of outstanding common stock options immediately prior to this offering. The common stock outstanding after this offering is based upon shares issued and outstanding as of the date of this prospectus and includes shares that will be issued upon the exercise of options by the selling shareholders. It excludes:

   o 1,326,333 shares issuable upon exercise of outstanding options at a weighted average exercise price of $6.90 per share;

   o 23,667 shares reserved for issuance upon the exercise of options available for future grants under our employee stock option plans;

   o 280,000 shares of common stock reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $8.78; and

   o 607,500 shares reserved for possible issuance upon the sale by Suprema and the selling shareholders of shares of common stock to cover over-allotments, if any, by the underwriters.

                          SUMMARY FINANCIAL INFORMATION

   The following table shows summary historical consolidated financial information of Suprema. The historical financial information as of June 30, 2001 and for each of the three years in the period ended June 30, 2001 has been derived from our audited consolidated financial statements and related notes included in this prospectus. You should read this information together with those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is also included in this prospectus. Summarized historical consolidated financial information of Suprema for the years ended June 30, 1997 and 1998 has been derived from our audited consolidated financial statements which do not appear in the documents included in or incorporated by reference in this prospectus.


                                                                                           Fiscal Years Ended June 30,
                                                                              -----------------------------------------------------
                                                                               1997       1998        1999        2000       2001
                                                                              -------   --------    --------    --------   --------
                                                                                      (In thousands, except per share data)
Consolidated Statement of Earnings Data:
Net sales.................................................................    $88,311   $108,140    $176,281    $278,482   $420,363
Gross margin..............................................................     15,048     18,745      29,929      45,549     64,953
Income from operations....................................................      3,692      7,084      11,463      16,742     24,823
Net earnings..............................................................        121      1,406       4,208       6,385      8,874
Earnings per share:
 Basic....................................................................    $  0.03   $   0.31    $   0.93    $   1.44   $   1.63
 Diluted..................................................................    $  0.02   $   0.30    $   0.86    $   1.23   $   1.41
Shares used in per share calculations:
 Basic....................................................................      4,552      4,563       4,537       4,432      5,429
 Diluted..................................................................      5,040      4,745       4,884       5,186      6,294


                                                           As of June 30, 2001
                                                          ----------------------
                                                           Actual    As Adjusted
                                                          --------   -----------
                                                              (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents ............................    $    610   $
Working capital. .....................................     143,990
Total assets .........................................     190,412
Total debt (including current portion) ...............     111,686
Total liabilities ....................................     147,584
Shareholders' equity .................................      42,828



   The information under "As Adjusted" in the balance sheet data above reflects our receipt of the estimated net proceeds from our sale of 3,500,000 shares of common stock in this offering, at an assumed public offering price of $ per share, after deducting the underwriting discounts, commissions and non-accountable expense allowance, as well as the estimated offering expenses payable by us, and our application of those net proceeds together with the proceeds we receive from the exercise by the selling shareholders of their options to acquire the shares to be sold by them in this offering. A full description of our use of the net proceeds is described in the section in this prospectus entitled "Use of Proceeds."

                                  RISK FACTORS

   Investing in our common stock involves risks. You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

                          Risks Related to Our Business

We depend on several principal customers, and the loss of one or more of these customers or our inability to collect accounts receivable from our customers could materially adversely affect our business.


   An increasing portion of our revenue has been derived from a concentrated customer base. Sales of cheese products to our five largest customers accounted for approximately 64% of our net sales in fiscal year 2001 and 57% of our net sales in fiscal year 2000. Each of these customers represented at least 10% of our annual net sales. Other than our agreement with Sbarro, Inc., we generally do not maintain agreements with any of our customers, who otherwise purchase cheese products from us pursuant to purchase orders placed in the ordinary course of business. Accordingly, there can be no assurance that any of our customers will continue to purchase products from us or that their purchases will be at the same or greater levels than in prior periods. The loss of any of our principal customers, a reduction in the amount of product our principal customers order from us or delays in collection or uncollectibility of accounts receivable from these or other customers could have an adverse effect on our financial condition, results of operations and liquidity.


Because we are smaller than many of our competitors, we may lack the financial and other resources needed to capture increased market share in our distribution channels.

   We face significant competition in the marketing and sales of our products. In the foodservice and food ingredient channels, our products compete on the basis of price, quality and service. We compete in these distribution channels with companies, such as Dairy Farmers of America, Beatrice Cheese Company and Stella Foods, which have significantly greater financial resources, product development and manufacturing capabilities and regional and national marketing staffs than we do. In the retail distribution channel, our products compete for consumer recognition and shelf space with cheese products that have achieved significant regional and local brand name recognition and consumer loyalty. Many of our competitors in the retail channel, such as Kraft, Sorrento and Sargento, have greater financial and other resources than we do, which enable them to more effectively compete, both generally and in response to efforts by additional competitors to enter new markets and market new products.

   We also compete in all three distribution channels with other importers of foreign cheese and companies manufacturing substitute cheese products. We cannot assure you that we will be able to continue to compete successfully, particularly as we seek to enter into new markets for foodservice, food ingredient and retail distribution.

Because we depend on foreign sources of supply, we may be unable to obtain adequate supplies.


   A significant portion of our bulk cheese requirements are manufactured by foreign producers located principally in Europe and South America. These foreign sources supplied us with 25% of our cheese requirements in each of fiscal year 2001 and fiscal year 2000. Accordingly, we are subject to various risks inherent in foreign trade, including economic and political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties, import quotas and other trade restrictions. These factors could have a significant impact on our operating margins and our ability to obtain supplies and deliver products on a timely and competitive basis. Parmesan cheese imported both from Argentina and Italy is currently subject to United States import quotas and custom duties. Significant increases in the level of custom duties or import quotas could have an adverse effect on our business.

Fluctuations in the availability of raw materials we use could adversely affect our operations.


   We have a supply agreement with Allied Federated Cooperatives Inc., which provides that, subject to specified minimum amounts, we will purchase from them all of our milk requirements used in the manufacture of cheese products at our Ogdensburg facility. Allied's failure to provide milk products to us, in the absence of alternative sources of supply, could have an adverse effect on our Ogdensburg facility's production and, therefore, our business. We are also dependent on a limited number of other suppliers for all of our requirements of raw materials, consisting primarily of milk, used in the manufacture of cheese at our Manteca facility. Our three largest suppliers accounted for, in the aggregate, approximately 34% of our product requirements in fiscal year 2001 and 36% of our product requirements in fiscal year 2000, with one milk supplier accounting for 12% of our requirements in fiscal year 2001 and 14% of our requirements in fiscal year 2000.


   Other than with Allied, we generally purchase raw milk from dairy cooperatives and other dairy vendors under one-year purchase agreements. Our purchases of bulk cheese are made pursuant to purchase orders placed in the ordinary course of business. Failure or delay by principal suppliers in supplying cheese and milk products to us on favorable terms, or at all, could result in material interruptions in our operations. Our inability to obtain adequate supplies as a result of any of the foregoing factors or otherwise could render us unable to fulfill our obligations to customers, which could adversely affect our business.

If we are not an efficient producer, our profitability will suffer as a result of the highly competitive environment in which we operate.

   Our success depends in part on our ability to be an efficient producer in a highly competitive industry. Our ability to reduce costs further is limited to the extent efficiencies have already been achieved. Our failure to reduce costs through productivity gains or otherwise or our inability to eliminate redundant costs resulting from any acquisitions we may make would weaken our competitive position.

A default under our secured credit arrangements could result in a foreclosure of our assets by our creditors.

   Substantially all of our assets are pledged as collateral to secure outstanding borrowings under the loan agreements with our primary commercial lenders. Any default under the documents governing our indebtedness could result in our indebtedness becoming immediately due and payable and result in a foreclosure on our assets by our creditors, which would have a significant adverse effect on the market value of our common stock.

   As of June 30, 2001, we had approximately $111.7 million of long-term indebtedness outstanding of which approximately $99.3 million was outstanding under our revolving credit facility.

We depend on our key personnel, including Mark Cocchiola, and the loss of the services of Mr. Cocchiola or any other key personnel or the failure to hire additional key personnel could materially adversely affect our business.

   Our success is largely dependent on the personal efforts of Mark Cocchiola, our Chairman, President and Chief Executive Officer. We believe that his expertise and knowledge of the natural cheese products industry are critical factors in our continued growth and success. Although we have entered into an employment agreement with Mr. Cocchiola, the loss of the services of Mr. Cocchiola could have a material adverse effect on our business and prospects. The agreement governing our revolving credit facility provides that the loss of services of Mr. Cocchiola is deemed an event of default upon which the lenders may declare the principal amount borrowed under the facility together with accrued interest and all other payment obligations to be immediately due and payable. In addition, the agreement governing our subordinated loan provides that, upon the loss of Mr. Cocchiola, the lenders could require Suprema to repurchase the principal amount of the subordinated debt.

   Our success is also dependent upon our ability to hire and retain additional qualified marketing, technical and other personnel, and there can be no assurance that we will be able to do so.

   Our co-founder and Executive Vice President, Paul Lauriero, passed away in August 2001. Mr. Lauriero was primarily responsible for overseeing the procurement of raw materials for production and the general operations of our facilities. Mark Cocchiola has assumed the primary responsibilities on an interim basis, and other responsibilities have been assumed by other members of senior management. We are considering employing an individual to assume some or all of the responsibilities previously performed by Mr. Lauriero. However we have not entered into any negotiations or agreements at this time. We are unable, at this time, to determine the impact of the loss of Mr. Lauriero's services on our operations.


If we cannot successfully negotiate a material union contract, when our current contracts expire, we may experience work stoppages which would negatively impact our business.

   Approximately 62% of our workforce is represented by a union. Our contract with union employees at our Manteca facility expires in December 2004, and our contract with union employees at our Ogdensburg facility expires in November 2003. Although we have not experienced any significant labor disputes or work stoppages to date, a work stoppage due to a failure to renegotiate a union contact, or otherwise, could have a material adverse effect on our business.

We may make acquisitions which could subject us to a number of operational risks.

   In order to grow our business and maintain our competitive position, we may, in the future, acquire other businesses or significant assets or product lines relating to our business. We cannot predict whether or when any acquisitions will occur. Acquisitions commonly involve certain risks, and we cannot assure you that any acquired business will be successfully integrated into our operations or will perform as we expect. Any future acquisitions could involve certain other risks, including the assumption of additional liabilities, potentially dilutive issuances of equity securities and diversion of management's attention from other business concerns. Furthermore, we may issue equity securities or incur debt to pay for any future acquisitions. If we issue equity securities, your percentage ownership of our company would be reduced. If we issue debt, our financial condition may be negatively affected by the requirement to pay interest and other debt-related costs. In addition, our operations may be restricted by the covenants associated with this debt.

                          Risks Related To Our Industry

Changing consumer preferences or nutritional and health-related concerns may adversely affect our business.

   We are subject to changing consumer preferences and nutritional and health-related concerns. Our business could be affected by certain consumer concerns about dairy products, such as the cholesterol, calorie, sodium, lactose and fat content of such products, and we could become subject to increased competition from companies whose products or marketing strategies address these consumer concerns.

Product liability claims could have an adverse effect on our business.

   We, like any other seller of food, face the risk of exposure to product liability claims in the event that our quality control procedures fail and the consumption of our products causes injury or illness. With respect to product liability claims, we believe that we have sufficient primary and excess umbrella liability insurance. However, this insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying us products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party, and their carriers, if any, as well as the insured limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our financial condition, results of operations and liquidity.

Government regulation could increase our costs of production and increase our legal and regulatory expenditures.

   We are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture and other state and local authorities in jurisdictions where our products are manufactured, processed or sold. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, distribution and labeling of our products. Applicable statutes and regulations governing cheese products include "standards of identity" for the content of specific types of cheese; nutritional labeling and serving size requirements as well as general "Good Manufacturing Practices" with respect to manufacturing and production processes. Our manufacturing and processing facilities and products are also subject to periodic compliance inspections by federal, state and local authorities. We are also subject to environmental regulations governing the discharge of water and food waste. We believe that we are currently in substantial compliance with all material governmental laws and regulations and we maintain all material permits and licenses relating to our material operations. Amendments to existing statutes and regulations, adoption of new statutes and regulations, increased production at our existing facilities as well as our expansion into new operations and jurisdictions will require us to obtain additional licenses and permits and could require us to adapt or alter methods of operations at costs which could be substantial. We cannot assure you that we will be able, for financial or other reasons, to comply with applicable laws and regulations and licensing requirements. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business.

We are in a low margin business and our profitability may be negatively impacted during periods of food price deflation.

   The food service distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell, plus a percentage markup. As a result, our profit levels may be negatively impacted during periods of food price deflation. The food service industry is sensitive to national and economic conditions. Our operating results also are sensitive to, and may be adversely affected by, other factors that could affect our operating costs, including unexpected increases in fuel or other transportation-related costs. There can be no assurance that one or more of these factors will not adversely affect our future operating results.

                         Risks Related To This Offering

The market price of our stock could be subject to fluctuations.

   The market price of our common stock has been subject to significant fluctuations during the preceding twelve months. The market price of our common stock could be subject to further fluctuations in response to factors such as the following, some of which are beyond our control:

   o variations in our operating results;

   o operating results that vary from the expectations of securities analysts and investors;

   o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

   o announcements by us or our competitors of major business developments, such as new products, services or technologies or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

   o announcements by third parties of significant claims or proceedings against us;

   o future sales of our common stock; and

   o general market conditions.

Future sales of our common stock could cause the market price of our common stock to drop significantly, even if our business is doing well.


   After this offering, we will have issued and outstanding 9,792,538 shares of common stock, including the 4,050,000 shares of common stock that we and the selling shareholders are selling in this offering. Of the outstanding shares of common stock, 4,999,718 may be resold in the public market immediately and an additional 742,820 shares will become available for resale 90 days after the date of this prospectus due to an agreement the holders of these shares have entered into with the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their shares at any time.



   We also have issued options to purchase 1,876,333 shares of our common stock under our employee stock option plans. Of these outstanding options, options to purchase an aggregate of 550,000 shares of our common stock will be exercised by the selling shareholders named in this prospectus to acquire the shares to be sold by them in this offering. A significant number of the remaining shares underlying our outstanding options have previously been registered and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. In addition, we also have reserved 280,000 shares for issuance pursuant to outstanding warrants issued by us. We have granted registration rights to the holders of warrants to purchase 120,000 shares of common stock issuable upon exercise of those warrants, which rights have been waived in connection with this offering. The market price of our common stock could decline as a result of the sales of these shares or the perception that sales of these shares could occur.


Provisions in our Charter and Share Purchase Rights Plan and New York law may prevent an acquisition of Suprema.

   Certain provisions of our Certificate of Incorporation and our Share Purchase Rights Plan could have the effect, either alone or in combination with each other, of making more difficult, or discouraging an acquisition of our company deemed undesirable by our Board of Directors. Under our Certificate of Incorporation, there are approximately 44,000,000 unreserved shares of common stock and 2,500,000 shares of preferred stock available for future issuance without shareholder approval. The Share Purchase Rights Plan, commonly known as a "poison pill," states that, in the event that an individual or entity acquires 15% of the outstanding shares of our company, shareholders other than the acquiror may purchase additional shares of our common stock for a fixed price. The existence of authorized but unissued capital stock, together with the existence of the Share Purchase Rights Plan, could have the effect of discouraging an acquisition of our company.

   In addition, we are subject to certain anti-takeover provisions under Section 912 of the New York Corporation Law. Section 912 provides that, with certain exceptions, a New York corporation may not engage in a business combination with any interested shareholder for a period of five years following the date such shareholder became an interested shareholder. An interested shareholder is a person that owns, directly or indirectly, 20% or more of the outstanding voting stock of a corporation or is an affiliate or associate of a corporation and was the owner of 20% or more of the outstanding voting stock of the corporation at any time within the prior five years. These provisions could have the effect of discouraging, delaying or preventing a takeover of Suprema, which could otherwise be in the best interest of our shareholders, and have an adverse effect on the market price for our common stock.

We do not expect to pay dividends.

   We have not paid any cash dividends on our common stock to date and do not expect to pay dividends for the foreseeable future. Under existing loan agreements with our principal lender, we are not permitted to pay dividends without the lender's consent.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from those discussed in or implied by these statements, and you may consider these differences important to your investment decision. Important factors that could cause our actual results to be materially different include those discussed under "Risk Factors." You should not place undue reliance on the forward-looking statements, which speak only as of the date the statements were made.

   We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward- looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                 USE OF PROCEEDS


   The net proceeds we will receive from the sale by us of 3,500,000 shares of our common stock in this offering, at an assumed offering price of $ per share, and after deducting the underwriting discounts, commissions and non-accountable expense allowance, as well as the estimated offering expenses payable by us, are estimated to be $ , or $ if the portion of the underwriter's over-allotment option granted by us is exercised in full. We will not receive any proceeds from the sale of shares by the selling shareholders.


   We will receive aggregate proceeds of approximately $1,990,380 from the exercise by the selling shareholders of their options to acquire the shares to be sold by them in this offering. If the underwriters exercise their over-allotment option in full, we will receive additional aggregate proceeds of approximately $1,276,694 from the exercise by the selling shareholders of options to acquire shares to be sold by them to the underwriters to cover the exercise of the underwriters' over-allotment option.

   We expect to use all of the net proceeds received by us from our sale of shares in this offering as well as the proceeds we receive from the exercise by the selling shareholders of their options in connection with this offering, to repay amounts outstanding under our revolving credit facility.


   Borrowings under our revolving credit facility were approximately $99.3 million at June 30, 2001. The credit facility matures on February 15, 2004 and borrowings under the credit facility bear interest per annum at 175 basis points above the London inter-bank offering rate, or LIBOR. The interest rate on the credit facility was 7.50% per annum at June 30, 2001. The proceeds from our borrowings under the credit facility were used primarily for working capital and general corporate purposes.

                           PRICE RANGE OF COMMON STOCK


   Our common stock began trading on the over-the-counter market under the symbol "CHEZ" on April 25, 1991. On March 22, 1993, our common stock commenced trading on the Nasdaq National Market System. The following table sets forth the high and low sale prices of our common stock for the periods indicated below.




                                                                           High     Low
                                                                          ------   -----
        Fiscal Year Ended June 30, 2000
          First Quarter...............................................    $ 9.13   $6.88
          Second Quarter..............................................      9.75    7.00
          Third Quarter...............................................     10.50    7.75
          Fourth Quarter..............................................     10.50    7.94

        Fiscal Year Ended June 30, 2001
          First Quarter...............................................    $10.63   $7.69
          Second Quarter..............................................      8.56    7.38
          Third Quarter...............................................     10.25    7.50
          Fourth Quarter..............................................     14.99    8.06

        Fiscal Year Ended June 30, 2002
          First Quarter...............................................    $17.54   $6.90
          Second Quarter (through October 11, 2001)...................    $12.18   $9.92



   The closing price of our common stock on October 11, 2001, the last trading day prior to the date of this prospectus, was $10.95. As of the date of this prospectus, we had 5,742,538 shares of common stock outstanding, which were held by 67 record holders. We believe that this number does not include an estimated 1,000 beneficial owners of our common stock who currently hold such securities in the name of depository institutions.


                                 DIVIDEND POLICY

   We have not declared or paid any cash dividends on our common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors. We presently intend to retain all earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. Our agreement with our lending institutions currently prohibits the payment of cash dividends, other than dividends on shares of preferred stock whose issuance is permitted under the loan agreement.

                                 CAPITALIZATION


   The following table sets forth our capitalization as of June 30, 2001, on an actual basis and as adjusted to give effect to our receipt of estimated net
proceeds of $         from the sale of the 3,500,000 shares of common stock by
us in this offering, at an assumed offering price of $             , after
deducting the underwriting discounts, commissions and non-accountable expense allowance, as well as the estimated offering expenses payable by us, and our application of those net proceeds, together with the proceeds we receive from the exercise by the selling shareholders of their options to acquire the shares to be sold by them in this offering. A full description of our use of the net proceeds is described in the section in this prospectus entitled "Use of Proceeds." You should read this table together with the consolidated financial statements and the related notes included in this prospectus.




                                                         As of June 30, 2001
                                                      --------------------------
                                                         Actual      As Adjusted
                                                      ------------   -----------
Total debt (including current portion) ...........    $111,686,344     $
                                                      ============     ========
Shareholders' equity:
  Preferred stock, $0.01 par value; 2,500,000
   shares authorized:
   Series A redeemable convertible preferred
    stock; 500,000 shares designated; none issued
    and outstanding ..............................
   Common stock, $0.01 par value; 50,000,000
    shares authorized; 5,867,920 issued
    and outstanding; 9,792,538 issued and
    outstanding, as adjusted .....................          58,679
  Additional paid-in capital......................      19,444,319
  Retained earnings...............................      24,872,451
  Treasury stock, at cost; 224,877 shares issued..      (1,547,620)
                                                      ------------     --------
  Shareholders' equity............................      42,827,829
                                                      ------------     --------
Total capitalization .............................    $154,514,173     $
                                                      ============     ========


   The above table excludes the following shares:

   o 1,326,333 shares issuable upon exercise of outstanding options at a weighted average exercise price of $6.90;

   o 23,667 shares reserved for issuance upon exercise of options available for future grants under our employee stock option plans;

   o 280,000 shares of common stock reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $8.78; and

   o 607,500 shares reserved for possible issuance upon the sale by Suprema and the selling shareholders of shares of common stock to cover over-allotments, if any, by the underwriters.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

   The following table shows selected historical consolidated financial information of Suprema as of June 30, 2000 and 2001 and for each of the three years in the period ended June 30, 2001. We have derived this information from our audited consolidated financial statements and related notes included in this prospectus. You should read this information together with those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is also included in this prospectus. We derived the selected historical consolidated financial information as of June 30, 1997, 1998 and 1999 and for the years ended June 30, 1997 and 1998 from our audited consolidated financial statements which do not appear in the documents included in or incorporated by reference in this prospectus.


                                                                                           Fiscal Years Ended June 30,
                                                                             ------------------------------------------------------
                                                                             1997(1)     1998(2)      1999        2000       2001
                                                                             --------   --------    --------    --------   --------
                                                                                      (In thousands, except per share data)
Consolidated Statement of Earnings Data:
Net sales................................................................    $ 88,311   $108,140    $176,281    $278,482   $420,363
Cost of sales............................................................      73,263     89,395     146,352     232,933    355,410
                                                                             --------   --------    --------    --------   --------
Gross margin.............................................................      15,048     18,745      29,929      45,549     64,953
Selling and shipping expenses............................................       9,176      8,025      14,045      21,893     31,360
General and administrative expenses......................................       2,180      3,636       4,421       6,914      8,770
                                                                             --------   --------    --------    --------   --------
Income from operations...................................................       3,692      7,084      11,463      16,742     24,823
Interest expense.........................................................     (2,232)    (2,917)     (4,329)     (5,921)    (10,033)
Other....................................................................     (1,259)         --          --          --         --
                                                                             --------   --------    --------    --------   --------
Earnings before income taxes.............................................         201      4,167       7,134      10,822     14,790
Income taxes.............................................................          81      1,750       2,926       4,437      5,916
                                                                             --------   --------    --------    --------   --------
Net earnings.............................................................    $    121   $  1,406    $  4,208    $  6,385   $  8,874
                                                                             ========   ========    ========    ========   ========
Earnings per share:
 Basic...................................................................    $   0.03   $   0.31    $   0.93    $   1.44   $   1.63
 Diluted.................................................................    $   0.02   $   0.30    $   0.86    $   1.23   $   1.41
Shares used in per share calculations:
 Basic...................................................................       4,552      4,563       4,537       4,432      5,429
 Diluted.................................................................       5,040      4,745       4,884       5,186      6,294

                                                                                                 As of June 30,
                                                                             ------------------------------------------------------
                                                                               1997       1998        1999        2000       2001
                                                                             --------   --------    --------    --------   --------
                                                                                                 (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents................................................    $    480   $    490    $    358    $    950   $    610
Working capital..........................................................      32,546     43,872      56,266      95,816    143,990
Total assets.............................................................      47,043     62,081      81,999     124,960    190,412
Total debt (including current portion)...................................      23,772     35,494      44,125      78,971    111,686
Total liabilities........................................................      31,754     45,387      61,488      98,992    147,584
Shareholders' equity.....................................................      15,289     16,695      20,511      25,968     42,828


---------------
(1) The statement of earnings data for the fiscal year ended June 30, 1997 gives effect to a write-off of approximately $944,000 of costs related to marketing service agreements and a charge of approximately $1,259,000 associated with a loss we incurred on a sale leaseback transaction which was completed during the fourth quarter of our fiscal year ended June 30, 1997.
(2) The statement of earnings data for the fiscal year ended June 30, 1998 gives effect to our incurring an extraordinary loss on extinguishment of debt of approximately $1,773,000 ($1,011,000, net of tax) resulting from our early retirement of subordinated debt and repurchase of warrants attached to the subordinated debt.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

   We manufacture and market gourmet all natural Italian cheeses. Our product lines consist primarily of mozzarella, ricotta, parmesan, romano and provolone cheeses, which we produce domestically, as well as parmesan and pecorino romano cheeses, which we import. Certain of our domestically produced cheeses include "lite" and lower fat versions containing less fat and fewer calories. In the fiscal years 1999, 2000 and 2001, aggregate sales of parmesan and romano cheese, which are classified as "hard" cheese, accounted for 37%, 52% and 62%, respectively, of our revenue. For the fiscal years 1999, 2000 and 2001, sales of mozzarella cheese, which is classified as "soft" cheese, accounted for approximately 48%, 29% and 22%, respectively, of our revenue.

   We sell our cheeses through three channels of distribution in the food industry: foodservice, food ingredient and retail. For fiscal years 1999, 2000 and 2001, sales of our cheeses to foodservice companies accounted for approximately 91%, 91% and 97%, respectively, of our revenue; sales of our cheeses to food ingredient companies accounted for approximately 6%, 7% and 2%, respectively, of our revenue; and sales of our cheeses to retailers accounted for 3%, 2% and 1%, respectively, of our revenue.


   We maintain four facilities located in Manteca, California, Ogdensburg, New York, Blackfoot, Idaho and Paterson, New Jersey. Our cheese production facilities are located in key milk shed regions, allowing us to minimize transportation costs for our raw milk supplies and maintain a low cost infrastructure. Historically, a majority of our cost of goods sold has consisted of the price we pay for raw milk. The prices for elements of our cheeses, other than milk, are fixed or relatively fixed. We generally purchase raw milk from dairy cooperatives and other dairy vendors under one-year purchase arrangements. The price we pay for raw milk under these arrangements is indexed to the CME Block Cheddar Market, the commodity index on which our bulk cheese prices are based. As a result, our gross profit margin is largely insulated from fluctuations in the price of raw milk. However, as the CME Block Cheddar Market index decreases, reducing the price we receive for our products, our gross margin also decreases due to the proportionately larger impact of those elements of our cost of goods sold, the prices of which are fixed or relatively fixed in nature. Conversely, as the CME Block Cheddar Market increases, our gross margin increases. Over the past three years ended June 30, 2001, our gross margin as a percentage of sales has decreased from approximately 17% to 15%.


   We record revenue when our products are shipped to customers. Our customers generally do not have the right to return products that have been shipped.

Results of Operations

   The following table sets forth, for the periods indicated, the percentage relationship to net sales represented by certain items reflected in our consolidated statement of earnings.


                                                                    Fiscal Years Ended
                                                                         June 30,
                                                                  ----------------------
                                                                   1999    2000     2001
                                                                  -----    -----   -----
Net sales .....................................................   100.0%   100.0%  100.0%
Cost of sales .................................................    83.0     83.6    84.5
                                                                  -----    -----   -----
Gross margin ..................................................    17.0     16.4    15.5
Selling and shipping expenses .................................     8.0      7.9     7.5
General and administrative expenses ...........................     2.5      2.5     2.1
                                                                  -----    -----   -----
Income from operations. .......................................     6.5      6.0     5.9
Interest expense, net .........................................     2.5      2.1     2.4
                                                                  -----    -----   -----
Earnings before income taxes ..................................     4.0      3.9     3.5
Income taxes ..................................................     1.6      1.6     1.4
                                                                  -----    -----   -----
Net earnings ..................................................     2.4%     2.3%    2.1%
                                                                  =====    =====   =====


Fiscal Year Ended June 30, 2001 Compared to Fiscal Year Ended June 30, 2000


   Net sales for the fiscal year ended June 30, 2001 were approximately $420,363,000 as compared to approximately $278,482,000 for the fiscal year ended June 30, 2000, an increase of approximately $141,881,000 or 50.9%. This increase reflects an increase primarily in sales volume for our foodservice products, most of which represented sales to existing customers, partially offset by the lower average selling price for cheese to our customers, as a result of the lower average CME Block Cheddar Market.

   Our gross margin increased by approximately $19,404,000, from approximately $45,549,000 for the fiscal year ended June 30, 2000 to approximately $64,953,000 for the fiscal year ended June 30, 2001, primarily as a result of the increase in sales volume. Our gross margin as a percentage of sales decreased from 16.4% in the fiscal year ended June 30, 2000 to 15.5% for the comparable fiscal year in 2001. The decrease in gross margin as a percentage of sales was primarily due to the lower average selling price for cheese to our customers due to the lower average CME Block Cheddar Market during the fiscal year ended June 30, 2001. The decrease in gross margin as a percentage of sales was also due to the shift toward lower margin sales associated with the foodservice markets.

   Selling and shipping expenses increased by approximately $9,467,000 from approximately $21,893,000 for the fiscal year ended June 30, 2000 to approximately $31,360,000 for the fiscal year ended June 30, 2001. The increase in selling and shipping expenses was primarily due to increases in advertising to strengthen the Suprema brand name, commission expenses and shipping expenses in support of our revenue growth. As a percentage of sales, selling and shipping expenses decreased from 7.9% in the fiscal year ended June 30, 2000 to 7.5% in the fiscal year ended June 30, 2001. The decrease in selling and shipping expenses as a percentage of sales principally reflects economies of scale realized with additional sales volume, partially offset by the increases in advertising, commission expenses and shipping expenses in support of our revenue growth.


   General and administrative expenses increased by approximately $1,857,000 from approximately $6,914,000 for the fiscal year ended June 30, 2000 to approximately $8,771,000 for the fiscal year ended June 30, 2001. The increase in general and administrative expenses was primarily a result of an increase in personnel and other administrative expenses associated with our revenue growth. As a percentage of sales, general and administrative expenses decreased to 2.1% for the fiscal year ended June 30, 2001, from 2.5% for fiscal 2000, primarily due to the increase in our revenue, which was partially offset by an increase in personnel and other administrative expenses associated with our revenue growth.

   Net interest expense increased to approximately $10,033,000 for the fiscal year ended June 30, 2001 from approximately $5,921,000 for the fiscal year ended June 30, 2000. The increase was primarily the result of our expanded borrowing requirements necessary for working capital needs.


   The provision for income taxes for the fiscal year ended June 30, 2001 increased by approximately $1,479,000 as compared to the fiscal year ended June 30, 2000 primarily as a result of increased taxable income.


   Net earnings increased by approximately $2,489,000 to approximately $8,874,000 for the fiscal year ended June 30, 2001, from approximately $6,385,000 for the fiscal year ended June 30, 2000, due to the reasons discussed above.

Fiscal Year Ended June 30, 2000 Compared to Fiscal Year Ended June 30, 1999

   Net sales for the fiscal year ended June 30, 2000 were approximately $278,482,000, as compared to approximately $176,281,000 for the fiscal year ended June 30, 1999, an increase of approximately $102,201,000, or 58.0%. This increase reflects an increase primarily in sales volume for foodservice products manufactured by us, most of which represented sales to existing customers.


   Our gross margin increased by approximately $15,620,000, from approximately $29,929,000 for the fiscal year ended June 30, 1999 to approximately $45,549,000 for the fiscal year ended June 30, 2000, primarily as a result of the increased sales volume. Our gross margin as a percentage of sales decreased slightly from 17.0% in the fiscal year ended June 30, 1999 to 16.4% in the fiscal year ended June 30, 2000. The decrease in gross margin as a percentage of net sales was primarily due to the lower average selling price for cheese to our customers (as a result of the lower average CME Block Cheddar Market) during the fiscal year ended June 30, 2000, and to a lesser extent, the shift toward lower margin sales associated with the foodservice markets.

   Selling and shipping expenses increased by approximately $7,847,000 from approximately $14,046,000 during the fiscal year ended June 30, 1999 to approximately $21,893,000 during the fiscal year ended June 30, 2000. The increase in selling and shipping expenses was primarily due to increases in advertising and promotional allowances to strengthen the Suprema brand name, commission expense and shipping expenses in support of our revenue growth. As a percentage of sales, selling and shipping expenses decreased slightly from 8.0% for the fiscal year ended June 30, 1999 to 7.9% for the fiscal year ended June 30, 2000. The decrease in selling and shipping expenses as a percentage of sales was primarily due to the increase in our revenue growth, which was partially offset by the increases in advertising and promotional allowances, commission expense and shipping expenses in support of our revenue growth.


   General and administrative expenses increased by approximately $2,493,000, from approximately $4,421,000 for the fiscal year ended June 30, 1999 to approximately $6,914,000 for the fiscal year ended June 30, 2000. The increase in general and administrative expenses was primarily due to an increase in personnel and other administrative expenses associated with our revenue growth. As a percentage of sales, general and administrative expenses remained constant at 2.5% for both the fiscal year ended June 30, 1999 and June 30, 2000.

   Net interest expense increased to approximately $5,921,000 for the fiscal year ended June 30, 2000 from approximately $4,329,000 for the fiscal year ended June 30, 1999. The increase in interest expense was primarily the result of our expanded borrowing requirements necessary to finance working capital needs.

   The provision for income taxes for the fiscal year ended June 30, 2000 increased by approximately $1,511,000 compared to fiscal year ended June 30, 1999 primarily as a result of increased taxable income.


   Net earnings increased by approximately $2,177,000 to approximately $6,385,000 in the fiscal year ended June 30, 2000 from approximately $4,208,000 in the fiscal year ended June 30, 1999 due to the reasons discussed above.

Quarterly Results of Operations


   The following table sets forth in thousands, except per share data, certain unaudited quarterly financial information:




                                                                      Quarter Ended
                       ------------------------------------------------------------------------------------------------------------
                      September 30,    December 31,   March 31,    June 30,   September 30,    December 31,    March 31,   June 30,
                           1999            1999          2000        2000          2000            2000          2001        2001
                      -------------    ------------   ---------    --------   -------------    ------------    ---------   --------
Net sales .........      $61,381         $65,323       $75,564     $76,214       $88,948          $92,742      $108,636    $130,037
Cost of sales .....       51,397          54,152        63,472      63,912        74,919           78,373        91,998     110,120
                         -------         -------       -------     -------       -------          -------      --------    --------
Gross margin ......        9,984          11,171        12,092      12,302        14,029           14,369        16,638      19,917
Selling and
  shipping expenses        5,123           5,486         6,265       5,019         6,836            6,740         8,663       9,121
General and
  administrative
  expenses.........        1,248           1,680         1,491       2,495         1,619            1,871         2,082       3,198
                         -------         -------       -------     -------       -------          -------      --------    --------
Income from
  operations.......        3,613           4,005         4,336       4,788         5,574            5,758         5,893       7,598
Interest expense,
  net..............        1,260           1,418         1,582       1,660         2,262            2,424         2,118       3,229
                         -------         -------       -------     -------       -------          -------      --------    --------
Earnings before
  income taxes.....        2,353           2,587         2,754       3,128         3,311            3,334         3,775       4,370
Income tax expense           940           1,083         1,132       1,282         1,324            1,266         1,579       1,747
                         -------         -------       -------     -------       -------          -------      --------    --------
Net earnings ......      $ 1,413         $ 1,504       $ 1,622     $ 1,846       $ 1,987          $ 2,068      $  2,196    $  2,623
                         =======         =======       =======     =======       =======          =======      ========    ========
Earnings per
  share:
 Basic ............      $  0.31         $  0.34       $  0.37     $  0.35       $  0.41          $  0.37      $   0.39    $   0.46
 Diluted ..........      $  0.27         $  0.29       $  0.31     $  0.35       $  0.36          $  0.33      $   0.34    $   0.38


   The following table sets forth, as a percentage of net sales, certain unaudited quarterly financial information:



                                                                      Quarter Ended
                       ------------------------------------------------------------------------------------------------------------
                      September 30,    December 31,   March 31,    June 30,   September 30,    December 31,    March 31,   June 30,
                           1999            1999          2000        2000          2000            2000          2001        2001
                      -------------    ------------   ---------    --------   -------------    ------------    ---------   --------
Net sales .........       100.0%          100.0%        100.0%      100.0%        100.0%           100.0%        100.0%      100.0%
Cost of sales .....        83.7            82.9          84.0        83.9          84.2             84.5          84.7        84.7
                          -----           -----         -----       -----         -----            -----         -----       -----
Gross margin ......        16.3            17.1          16.0        16.1          15.8             15.5          15.3        15.3
Selling and
  shipping expenses         8.3             8.4           8.3         6.6           7.7              7.3           8.0         7.0
General and
  administrative
  expenses.........         2.1             2.6           2.0         3.3           1.8              2.0           1.9         2.5
                          -----           -----         -----       -----         -----            -----         -----       -----
Income from
  operations.......         5.9             6.1           5.7         6.3           6.3              6.2           5.4         5.8
Interest expense ..         2.1             2.2           2.1         2.2           2.6              2.6           2.0         2.5
                          -----           -----         -----       -----         -----            -----         -----       -----
Earnings before
  income taxes.....         3.8             3.9           3.6         4.1           3.7              3.6           3.4         3.3
Income tax expense          1.5             1.6           1.6         1.7           1.5              1.4           1.4         1.3
                          -----           -----         -----       -----         -----            -----         -----       -----
Net earnings ......         2.3%            2.3%          2.1%        2.4%          2.2%             2.2%          2.0%        2.0%
                          =====           =====         =====       =====         =====            =====         =====       =====


   Our diluted earnings per share for the fiscal year 2000 quarters do not, in the aggregate, equal our fiscal year 2000 earnings per share due to the effects of options and warrants in certain quarters.

Liquidity and Capital Resources


   At June 30, 2001, we had working capital of approximately $143,990,000 as compared to approximately $95,816,000 at June 30, 2000, an increase of approximately $48,004,000. The increase in working capital is primarily due to our improved operating results as well as the proceeds from long term borrowings of $33,378,000 used to support our increased accounts receivable and inventory levels in support of our increased sales volume.

   Net cash used in operating activities in the fiscal year ended June 30, 2001 was approximately $36,958,000 as compared to $32,649,000 in the fiscal year ended June 30, 2000 and $7,704,000 in the fiscal year ended June 30, 1999. The increase in the use of cash in operations was primarily the result of increases in accounts receivable and inventories in support of our increased sales volume, as well as increases in prepaid expenses and other current assets, partially offset by net earnings and, for the fiscal year ended June 30, 2001, increases in accounts payable. The percentage increase of our accounts receivable was greater than the percentage increase of our revenue primarily as a result of extended payment terms that we grant to certain of our significant customers to which sales increased at a greater rate than our aggregate sales. We have not, however, experienced any material bad debt write-offs and we do not, generally, issue our customers a right of a return with respect to delivered products. The percentage increase in our inventory, which increased primarily as a result of our increase in sales volume, was less than the percentage increase in our revenue. The cash used in operations was financed through cash flow from financing activities, primarily proceeds from existing credit facilities and, for the fiscal year ended June 30, 2001, our underwritten public offering which we completed in August and September 2000. Net cash used in investing activities in the fiscal year ended June 30, 2001 was approximately $4,084,000, as compared to $677,000 in the fiscal year ended June 30, 2000 and $667,000 in the fiscal year ended June 30, 1999. Our investing activities during the fiscal year ended June 30, 2001 related to continued expenditures for fixed assets, including the purchase from Snake River Cheese, L.L.C. of land and the building located in Blackfoot, Idaho, and capital equipment utilized in our California and New York manufacturing facilities. Investing activities during the fiscal year ended June 30, 2000 related to continued expenditures for fixed assets, including capital equipment for our Manteca and Ogdensburg manufacturing facilities. We intend to finance any additional significant capital expenditures through operating leases. As a result, at June 30, 2001, we had cash of approximately $610,000 as compared to approximately $950,000 at June 30, 2000 and $358,000 at June 30, 1999.


   We have a revolving credit facility with several commercial banks. In September 2001, the line of credit under this facility was increased to $130,000,000 through February 15, 2004. The rate of interest on amounts borrowed under the revolving credit facility is the adjusted LIBOR plus 175 basis points. The interest rate as of June 30, 2001 was 7.5% per annum. The facility is collateralized by substantially all existing and acquired assets as defined in the credit facility, and is guaranteed by our subsidiaries, and the pledge of all of the stock of our subsidiaries. Advances under this credit facility are limited to 85.0% of eligible accounts receivable and 60.0% of most inventory, as defined in the agreement. The credit facility agreement contains restrictive covenants, including the maintenance of consolidated net worth and the maintenance of leverage and fixed charge ratios, as defined in the agreement, and a restriction on dividends to common shareholders. As of June 30, 2001, we were in compliance with these covenants. The credit facility agreement further provides that the loss of services of Mark Cocchiola may be deemed an event of default upon which the principal amount borrowed under the facility together with accrued interest and all other payment obligations may become immediately due and payable. At June 30, 2001, our total outstanding debt to the banks was approximately $99,265,000.

   In August 2000, we completed an underwritten public offering for shares of our common stock of which 1,100,000 shares were sold by us and 100,000 shares were sold by certain selling shareholders at a public offering price of $8.00 per share. Gross proceeds of the shares we sold were $8,800,000, and we received net proceeds of approximately $7,404,000. We received no proceeds from the shares sold by selling shareholders. In addition, in association with the public offering, the underwriters were granted an option to purchase up to an additional 80,000 shares of common stock from us and 100,000 shares of common stock from the selling shareholders to cover over-allotments.

   On September 15, 2000, the underwriters exercised their over-allotment option. Gross proceeds of the over-allotment shares we sold were $640,000 and we received net proceeds of $570,000. We received no proceeds from the shares sold by selling shareholders.

   In May 1999, our Board of Directors approved a stock repurchase program to acquire up to $3,200,000 of our common stock. As of June 30, 2001, we have repurchased 224,877 shares of our common stock for a cost of approximately $1,548,000.


   In March 1998, we entered into a Loan and Security Agreement with Albion Alliance Mezzanine Fund, L.P. and the Equitable Life Assurance Society of the United States as the lenders, pursuant to which $10,500,000 was loaned to us. The loan is unsecured and is subordinated to the revolving credit facility discussed above. The loan bears interest at 16.5% per annum. Interest is payable monthly at a rate of 12.0% per annum with the balance deferred until February 1, 2003 when it is due in full. The loan is payable in three installments of the principal amount of $3,500,000, together with accrued and unpaid interest thereon, on each March 1, beginning in the year 2004. The Loan and Security Agreement provides that, upon the loss of Mark Cocchiola, the lenders could require Suprema to repurchase the principal amount of the subordinated loan. In addition, in connection with the execution and delivery of the Loan and Security Agreement, we delivered to the lender a warrant to purchase 105,000 shares of our common stock at $4.125 per share, the market price at the date of the agreement. The warrant was exercised pursuant to a cashless exercise in July 2001.


   In March 1996, we purchased our Paterson, New Jersey production facility which we previously had leased. The purchase was financed through a mortgage on the property. Proceeds of the loan were $1,050,000, of which $686,250 was used to pay the purchase price for the facility. The balance of the proceeds was used to complete the expansion of a 7,800 square foot refrigerated storage facility. The five year note which bore interest at 8.51% per annum was being amortized at a fifteen year rate and required a balloon payment at the end of year five of approximately $840,000. On March 29, 1999, we refinanced the mortgage on our Paterson facility for the principal amount of $929,573. The seven year note which bears interest at 7.85% per annum, is being amortized at a fifteen year rate and requires a balloon payment at the end of year seven of approximately $501,000. At June 30, 2001, we had outstanding obligations of approximately $815,000 under the mortgage for the Paterson facility.


   We believe that cash flow from operating activities and borrowings available under our revolving credit facility will be sufficient to meet our anticipated cash needs for working capital and capital expenditures until at least June 30, 2002. Thereafter, we may need to raise additional funds to fund our operations and potential acquisitions, if any. Any such additional financing, if needed, might not be available on reasonable terms or at all.


Foreign Currency

   We are subject to various risks inherent in dependence on foreign sources of supply, including economic or political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties and import quotas and other trade restrictions, all of which could have a significant impact on our ability to obtain supplies and deliver finished products on a timely and competitive basis. We have no material hedged monetary assets, liabilities or commitments denominated in currencies other than the United States dollar.

Effect of New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 standardizes accounting and reporting for derivative instruments and for hedging activities. This statement was adopted for our 2001 fiscal year. SFAS 133 did not have any significant effect on our financial statements.


   In July 2001, SFAS 141, Business Combinations, and SFAS 142, Goodwill and other Intangible Assets, were issued. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. Currently, we have not recorded any goodwill and we intend to assess how the adoption of SFAS 141 and SFAS 142 will impact our financial position and results of operations with respect to any future acquisition we may make.


Quantitative and Qualitative Disclosures About Market Risk

   The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the current nature of these instruments. The carrying amounts reported for revolving credit and long-term debt approximate fair value because the interest rates on these instruments are subject to changes with market interest rates.

                                    BUSINESS

General

   We manufacture and market gourmet all natural Italian cheeses. Our product lines consist primarily of mozzarella, ricotta, parmesan, romano and provolone cheeses, which we produce domestically, as well as parmesan and pecorino romano cheeses, which we import. Certain of our domestically produced cheeses include "lite" and lower fat versions containing less fat and fewer calories.


   We sell our cheeses through three channels of distribution in the food industry: foodservice, food ingredient and retail. Over 95% of our revenue is derived from the food service channel, where we market and sell our bulk cheeses under the Suprema brand name, as well as under private label, to national and regional foodservice distributors, which in turn sell our cheeses to restaurants, hotels, caterers and others. We sell our cheeses to food manufacturers in the food ingredient channel, who use our cheeses as ingredients in prepared foods, such as frozen pizza and various pasta dishes. In the retail distribution channel, we sell our cheeses principally in the Northeast and Mid-Atlantic regional markets, as well as Florida and the Chicago Metropolitan area, primarily to supermarket chains, grocery stores, delicatessens and gourmet shops, including Food Town, Shaw's, Giant, King Kullen, Stop'N Shop and Krogers.

   We market our cheeses under the Suprema and Suprema Di Avellino brand names, and are increasing our efforts to build Suprema as a nationally recognized cheese brand by, among other things, increasing our use of promotional materials, participating in trade shows and entering into co-branding relationships. For example, we recently entered into a one-year exclusive agreement with Sbarro, Inc. to supply all of its whole milk ricotta and grated romano cheese needs to its over 800 Sbarro restaurants in North America. As part of this agreement, Suprema will have its name and logo displayed within Sbarro stores.


Industry Overview

   According to a report published by Business Trend Analysts, Inc., the U.S. cheese market had $19.9 billion of sales in 1998, which are projected to grow to approximately $29.8 billion in 2008. Natural cheese products, which are non-processed and do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavors, represent a significant sub-category of the overall cheese market. The U.S. market for natural cheese products had sales of $11.8 billion in 1998, which are projected to grow to approximately $18.6 billion in 2008. Production of Italian cheeses, which are natural cheese products, accounted for approximately 38% of U.S. cheese produced in 1998, and is projected to increase to 42% of U.S. cheese production in 2008. Approximately
3.1 billion pounds of Italian cheese were produced in the United States in 1998, which is projected to increase 68% to 5.2 billion pounds by 2008.

   Consumer trends have shown an increase in dining away from home and/or purchasing prepared meals for home consumption. These trends, together with an increase in the number of fast-food establishments, which use various types of cheeses in many of their product offerings, have contributed to the rise in sales of specialty Italian and other ethnic cheeses. According to Business Trend Analysts, Inc., Italian cheese is gaining market share through increased distribution in the foodservice industry. Over the past twenty years, consumption of mozzarella cheese has more than tripled while consumption of parmesan, ricotta and provolone has doubled. Business Trend Analysts, Inc. estimates that per capita consumption of Italian cheese will grow at an average of 4.5% per year, while growth in per capita American cheese consumption will average only about 0.9% per year.

   Natural cheese products are mainly sold through three channels of distribution: foodservice, food ingredient and retail. The foodservice channel encompasses all providers of prepared meals including, among others, restaurants, hotels and caterers. The food ingredient channel produces frozen foods such as pizzas and various pasta dishes, food toppings and desserts. The retail channel includes supermarket chains, grocery stores, delicatessens, gourmet shops and other retail outlets. According to a recent McKinsey & Company, Inc. report of the foodservice industry, the foodservice and food ingredient channels are expected to comprise $87.0 billion of the $140 billion in new food spending, representing 61.0% of total growth, between 2000 and 2010. Over the same ten year period, the retail channel is expected to comprise $53.0 billion, or 39%, of this incremental growth. The report indicates that this expected growth in food spending will be fueled by social changes that have altered the nations eating habits. For example:

   o As generations age, they are more likely to spend significantly more dollars away from home on food;

   o As the number of households earning over $50,000 increases to 30% of total households, the amount of money spent on food prepared outside the home will also rise; and

   o As dual income families consume their time in the workforce they tend to rely more on foods prepared away from home.

   The foodservice channel is also experiencing increasing consolidation. According to the McKinsey report, the top ten foodservice manufacturers increased their share of total revenue from 29% in 1990 to an estimated 36% in 2000. In addition, the top ten distributors held 28% of the market share in 2000, representing an increase from 17% in 1990.

Competitive Strengths

   We are a Low Cost Producer. All of our production facilities are located in key milk shed regions of the United States including New York, California, the leading milk producing state, and Idaho, which is one of the fastest growing milk producing states. By locating in areas where there is an abundant supply of milk at competitive price levels we are able to minimize transportation costs for our raw milk supplies and maintain a low cost infrastructure. In addition, we invest in our production facilities, employ certain production techniques and maintain an ongoing maintenance program to ensure that our facilities run efficiently.

   We Have Established Relationships with National Accounts. We have established ourselves as a reliable supplier of consistently high quality products with major national accounts such as Sysco, Multifoods Distribution and Lisanti Foods. We believe that our developed relationships will enable us to further penetrate these customers and their affiliates. Our focus on customer satisfaction and our geographic diversity allows us to service our national foodservice and food ingredient customers across the United States.

   We Produce High Quality and Consistent Products. We maintain rigorous quality control programs in all of our production facilities. We design these programs so that our products meet or exceed our stringent quality control measures, ensuring that our customers receive high quality cheese with consistent taste and performance characteristics. We believe that our focus on the quality and consistency of our products has been a primary factor in our ability to achieve significant and increasing sales growth over the last three fiscal years.


   We Produce a Full Line of Gourmet All Natural Italian Cheeses. We produce a full line of gourmet all natural Italian cheeses consisting of mozzarella, ricotta, parmesan, romano and provolone, including "lite" and lower fat versions of certain of these cheeses. By offering a broad range of products, we can service customers in the three primary food industry distribution channels: foodservice, food ingredient and retail. Our broad product offering also enables us to be the single source provider of our customers' Italian cheese needs.


   We Have an Experienced Management Team. We have an experienced management team committed to achieving our goals. Our President and Chief Executive Officer is a founder of Suprema and has been involved in the cheese manufacturing business since 1975. In addition, our Vice Presidents have significant experience in the food production and marketing industry. We feel that this team has emphasized quality in the execution of our business plan, particularly in the areas of customer relations, productivity and employee excellence.

Business Strategy

   Our business goal is to increase sales and profits by continuing to provide high quality cheeses while expanding our distribution channels. Key elements of our strategy for achieving this goal include:

   Remaining a Low Cost Producer. The geographic location of our production facilities in close proximity to areas of abundant supplies of milk assists us in controlling the transportation component of our production costs. Moreover, we believe that our production capacity, as increased by the recent addition of our third production facility, provides us with increased purchasing leverage for raw materials and supplies through increased volume discounts. We intend to continue to invest in our facilities to enable us to decrease costs and increase operating efficiencies. By maximizing our operating efficiencies we believe that we will maintain our competitive pricing structure and further leverage our continued sales growth.

   Further Penetrating Large Foodservice Distributors in the Foodservice Industry. Similar to the cheese industry, the foodservice industry is highly fragmented. In recent years, as part of the consolidation of the foodservice industry, many of the larger foodservice distributors acquired smaller distributors. Many of the divisions of these foodservice distributors make individual purchasing decisions, creating what we believe is an opportunity for suppliers such as ourselves to further penetrate these large distributors. Many of the largest foodservice distributors and food ingredient manufacturers are currently clients. With our broad line of high quality all natural Italian cheeses, we believe we can increase sales to these clients.


   Continuing to Produce a Full Line of High Quality Products. We believe that we have maintained a working environment that stresses excellence and quality. We have been recognized by our industry for our high quality products, including: the award for Best Hard Cheese at the 2001 California State Fair Commercial Cheese Competition; the award for Best of Division for our provolone cheese, gold medals for our provolone and mozzarella cheeses and a bronze medal for our skim milk ricotta cheese in the California State Fair Commercial Cheese Competition in July 2001; and six gold medals, four silver medals and one bronze medal for our mozzarella and provolone cheeses and the "Agriculture 2000 Open Class Cheese Award of Excellence" from the New York State Fair in October 1999. We believe that the quality and consistency of our products and our high level of customer service and satisfaction are each key elements in our ability to maintain and expand existing customer relationships and establish strong relationships with new customers. We intend to continue to invest in training and use compensation tools such as employee stock options to continue to motivate our employees.

   Strengthening the Suprema Brand Name. We intend to increase recognition of the Suprema brand name in the foodservice and food ingredient channels through the use of promotional material such as brochures, circulars, and stand alone displays, as well as through various co-op advertising programs and co- branding opportunities such as our recently signed one-year exclusive agreement with Sbarro, Inc. under which we will supply its whole milk ricotta and grated romano cheese needs to its over 800 restaurants in North America. As part of the agreement, Sbarro has agreed to display the Suprema logo within Sbarro stores.


   Pursuing Potential Strategic Acquisitions. The cheese industry is highly fragmented and regionalized, and we believe that there are potential acquisition opportunities for Suprema. In December 2000, we acquired our Blackfoot, Idaho production facility. We intend to continue to pursue strategic acquisitions of facilities and/or businesses that are complementary to our business or that enable us to expand our production capacity or distribution channels. In addition, certain strategic acquisitions may enable us to expand our product lines to other specialty cheeses and to increase our brand recognition.

Products, Production Process and Packaging

   We domestically produce mozzarella, ricotta, provolone and grated and shredded parmesan and romano cheeses, including "lite" and lower fat versions of certain of these products which contain less fat and fewer calories. We also import parmesan and pecorino (sheep's milk) romano cheeses for production and resale. Foreign producers, located principally in Europe and South America, supplied us with 25% of our bulk cheese requirements in each of fiscal year 2000 and fiscal year 2001. Our cheeses are natural and do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. Our cheese products are premium quality all natural cheeses that meet or exceed all federal and industry standards for purity, freshness, taste, appearance and texture.

   The flavor, aroma and texture of cheese is heavily dependent on the ingredients and cultures used in the manufacturing process and the period of time during which the cheese is aged. However, all natural cheeses go through a similar production process. The basic ingredient of cheese is milk, usually derived from cows, sheep or goats. First, milk is separated and standardized to obtain the desired fat content for the cheese. It is then pasteurized and transferred to tanks where starter culture and rennet, an enzyme usually obtained from the stomach of calves, reacts with proteins in the milk to convert it into curd, the main element of cheese. This curd also contains a large proportion of whey, a watery substance full of sugar.

   Once the milk has sufficiently coagulated, the remaining whey is drained off. If only a little whey is drained, the cheese will be a soft cheese; if all of the whey is removed from the curds, the cheese will be a hard cheese. Cheese producers vary the curd-whey ratio to produce a variety of cheese textures.

   Once the curd consistency has been determined, the mixture is heated, squeezed, twisted, pulled or kneaded to refine the cheese's texture. Provolone, for example, is stretched and kneaded to give it its more elastic texture. Mozzarella curds are chopped and shredded, cooked in hot water, kneaded and stretched, cooked in hot water once again, then shaped and placed in cold water for preservation. When the cheese producer has achieved the desired consistency, the curds are patted into cheese molds and salted. Salt plays an important role in the formation of the cheese's rind or outer coating.

   The most important stage in cheese production is the ripening stage. Once the cheese has settled into molds, it is left in controlled environments with constant temperature to age. Some cheeses take only two weeks to mature and others can take as long as seven years. During this time, natural microbes begin to hatch within the cheese, giving it its particular flavors.

   Once aged, cheeses are packaged and shipped to consumers. Today, most types of cheeses are made in commercial factories, where state-of-the-art equipment and technology prevent contamination and an overgrowth of bacteria. We use various techniques to preserve the freshness of our products, including, controlled atmosphere, heat sealed packaging and a moisture reduction process which extends the shelf-life of our grated and shredded cheeses.


   We offer many of our products to our foodservice and food ingredient customers in shrink-wrapped plastic packaging and in plastic pillow packs which ensure continued freshness and gourmet quality. In addition to standard sizes, we also package our products in customized sizes, which can range from five pound to 40 pound blocks, in order to meet the specific needs of our foodservice distributors and food manufacturer customers. We market and sell our products to the foodservice and food ingredient channels under the Suprema brand name as well under private label.


   We offer most of our retail products in convenient, resealable, tamper-resistant, clear plastic cups and shakers in order to maximize both freshness and taste as well as to promote visual appeal. We believe that our packaging enhances the gourmet quality and image of our cheeses. We offer our cheeses in a wide variety of retail package sizes, ranging from 6 ounces to 3 pounds. We market and sell our products to retail groups under the Suprema Di Avellino brand name as well as under private label.

Sales and Marketing

   We employ regional sales representatives to market our products as well as a national account representative who is responsible for sales to our customers who have national operations. Senior management is responsible for planning and coordinating our marketing programs and maintains a hands-on relationship with select key accounts. In addition, we engage independent commissioned food brokers throughout the United States for marketing to our customers. To achieve greater market penetration, we intend to continue to strengthen and expand our sales force and food broker network.

   We believe that product recognition by customers, consumers and food brokers is an important factor in the marketing of our products. We market our products and brand name by participating in trade shows, establishing co- branding relationships, through the use of promotional materials, including full color product brochures, circulars, free standing product displays, newspaper inserts and through various co-op advertisement programs. Our Vice President of Sales is responsible for overseeing our marketing efforts and for managing and coordinating our sales efforts and supervising our regional sales representatives and brokers.

Customers

   We sell our cheeses nationally to foodservice industry distributors and food manufacturers, principally in bulk. For the years ended June 30, 1999, 2000 and 2001, sales of cheese products to foodservice distributors accounted for approximately 91%, 91% and 97%, respectively, of our net sales. Sales to food manufacturers accounted for approximately 6%, 7% and 2%, respectively, of our net sales.


   Our retail products are sold to supermarket chains, grocery stores, delicatessens and gourmet shops. Our customers include well known chain stores, such as Food Town, Shaw's, Giant, King Kullen, Stop'N Shop and Krogers. For the years ended June 30, 1999, 2000 and 2001, sales of cheese products to retailers accounted for approximately 3%, 2% and 1%, respectively, of our net sales.

   We generally sell our cheeses upon receipt of customer purchase orders and fill orders within approximately seven days. Other than our agreement with Sbarro, Inc., we generally do not have long term purchase agreements with our customers. For the fiscal year ended June 30, 2000, A&J Foods, Inc., Tricon Commodities International, Inc. and Noble J.G. Cheese Company accounted for approximately 15%, 13% and 12%, respectively, of our net sales. For the fiscal year ended June 30, 2001, A&J Foods, Inc., Tricon Commodities International, Inc., Battaglia and Company, Noble J.G. Cheese Company and California Goldfield Cheese Traders accounted for approximately 17%, 15%, 12%, 10% and 10%, respectively, of our net sales. As of June 30, 2001, these five customers represented 20%, 20%, 15%, 13% and 13%, respectively, of our net accounts receivable.


Production Facilities

   We manufacture our all natural cheeses at our West Coast facility in Manteca, California, our Northeast facility in Ogdensburg, New York and our facility in Blackfoot, Idaho.


   Our Manteca facility consists of approximately 110,000 square feet, which we operate pursuant to a ten year lease that expires in August 2005 and that may be extended at our option for two additional five-year periods. At our Manteca facility, raw milk is purchased from milk cooperatives and, through our state-of-the-art equipment, produced into cheese. The Manteca facility, which has shredding capabilities, whey processing equipment and storage and shipping facilities, manufactures the full line of our products, including mozzarella, provolone, ricotta and domestic parmesan and romano.


   Our Ogdensburg facility consists of an aggregate of approximately 72,000 square feet and contains a cheese manufacturing operation, as well as storage and shipping facilities and whey processing equipment. We manufacture mozzarella and provolone cheeses at this facility. We lease this facility pursuant to a lease which expires in July 2017, which we may elect to terminate on each fifth year anniversary of its commencement.

   We purchased our Blackfoot facility in December 2000. We manufacture mozzarella, monterey jack and cheddar cheese at this facility. This facility consists of approximately 37,000 square feet and contains a cheese manufacturing operation, as well as storage and shipping facilities and whey processing equipment.

   We also maintain an East Coast facility in Paterson, New Jersey which we own, subject to a mortgage, and which consists of approximately 32,000 square feet. This facility contains production, storage and shipping facilities, including state-of-the-art equipment for grating, shredding and packaging our products, and has been further expanded to include a refrigerated/freezer storage facility. At this facility, bulk cheese from our three manufacturing facilities, as well as imported bulk cheese, is shredded or grated, packaged and distributed. Our Paterson facility also serves as our corporate headquarters.

   Each of our facilities serves as a distribution point for various geographic markets throughout the United States. Our Manteca and Ogdensburg facilities are operating at approximately 80% of production capacity. Our Paterson facility is operating at approximately 67% of production capacity and our Blackfoot facility is operating at approximately 20% of production capacity.

   We employ a Director of Operations at each facility who makes pre-production inspections and monitors critical manufacturing and processing functions. We also employ a Director of Quality Control who oversees the Quality Control Departments at each of our facilities. Our Quality Control Departments are responsible for testing raw ingredients to ensure that they are free of contaminants, inspecting production equipment and testing finished products to ensure both quality and compliance with customer specifications. In addition, we regularly send random samples of each product to outside laboratories, which perform routine physical, chemical and micro-biological tests.

   We believe that our current facilities are adequate to handle our current sales volume and subsequent growth.

Suppliers

   Our principal ingredient is raw milk. We have a supplier agreement with Allied Federated Cooperatives Inc. that runs through 2017, which provides that, subject to specified minimum amounts, we will purchase from them all of our milk requirements used in the manufacture of cheese products at our Ogdensburg, New York facility. We are also dependent on a limited number of other suppliers for all of our requirements of raw materials, primarily milk used in the manufacture of cheese at our Manteca, California facility. We believe that there are numerous alternative sources of supply available to us, including for raw milk which is currently provided by our suppliers. For our fiscal year 2000 and fiscal year 2001, our three largest suppliers accounted for, in the aggregate, approximately 34% and 36%, respectively, of our product requirements, with one milk supplier accounting for 14% and 12%, respectively, of our requirements. Other than our agreement with Allied Federated Cooperatives Inc., we generally purchase raw milk from diary cooperatives and other dairy vendors under one-year purchase agreements.

   Our purchases of bulk cheese are made pursuant to purchase orders placed in the ordinary course of business. We import certain of our bulk cheeses directly from Europe and, to a lesser extent, South America. We purchase cheese supplies in large quantities in order to obtain volume discounts and place orders for imported bulk cheese approximately four to six months in advance of anticipated production requirements. For the fiscal years ended June 30, 1999, 2000 and 2001, approximately 18%, 25% and 25%, respectively, of our supply requirements were imported.

Trademarks


   In September 1992, we registered the name Suprema Di Avellino with the United States Patent and Trademark Office. We have received notices of allowance from the United States Patent Office with respect to the trademarks "Chez" and "Pizza Chez."


Government Regulation

   We are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture, and other state and local authorities in jurisdictions in which our products are manufactured, processed or sold, regarding the importation, manufacturing, processing, packaging, storage, distribution and labeling of our products. Applicable statutes and regulations governing cheese products include "standards of identity" for the content of specific types of cheese, nutritional labeling and serving size requirements as well as general "Good Manufacturing Practices" with respect to manufacturing and production processes. Our manufacturing and processing facilities and products are subject to compliance with federal and state regulations regarding work safety and environmental matters as well as periodic inspection by federal, state and local authorities. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our material operations. Amendments to existing statutes and regulations, adoption of new statutes and regulations as well as our expansion into new operations and jurisdictions will require us to obtain additional licenses and permits and could require us to adapt or alter methods of operations at costs which could be substantial.

   Advertising relating to our products is subject to review of the Federal Trade Commission and state agencies to monitor and prevent unfair or deceptive trade practices.

Competition


   We face significant competition in the marketing and sales of our products. Our foodservice and food ingredient products compete on the basis of price, quality and service with products of companies such as Dairy Farmers of America, Beatrice Cheese Company and Stella Foods. Our retail products compete for brand recognition and shelf space with products of companies that have achieved significant consumer loyalty, such as Kraft, Sorrento and Sargento, as well as private label. Many of these companies have greater financial and other resources than we do which enables them to procure supermarket shelf space and to implement extensive advertising and promotional programs. We also compete in all three distribution channels with importers of foreign cheese and companies manufacturing substitute cheese products.


   We believe the principal competitive factors in the marketing of cheeses are price, quality, freshness, brand recognition and packaging convenience. Because our current products are positioned as all natural and gourmet, we generally price them at a premium to certain competitive products.

   We are subject to evolving consumer preferences, nutritional and health-related concerns. We believe that the absence of preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings increases the appeal of our products to consumers. In addition, in response to certain consumer concerns we have certain all natural "lite" and lower fat cheese products which contain less fat and fewer calories. We expect to see increased competition from other companies whose products or marketing strategies address these consumer concerns.

Employees

   As of the date of this prospectus, we had 286 full-time employees, of which 16 are employed in executive capacities and management positions, 28 are engaged in sales and marketing and administrative capacities and 242 are engaged in production and operations. Approximately 62% of our total workforce is represented by a union. We have entered into a contract with our union employees in Manteca, California which expires in December 2004. We have entered into a contract with our union employees in Ogdensburg, New York which expires in November 2003. We consider relations with our employees to be satisfactory.

Legal Proceedings

   We are a party to certain litigation arising in the ordinary course of business. While any litigation has an element of uncertainty, we believe that the final resolution of any of these matters will not have a material effect on our operations.

                                   MANAGEMENT

   Our current directors and executive officers are as follows:


Name                                       Age        Position with Company
  ----                                     ---        ---------------------
Mark Cocchiola .....................        44        Chairman of the Board, Chief Executive Officer and President

Steven Venechanos ..................        41        Chief Financial Officer, Secretary and Director

Thomas Egan ........................        59        Senior Vice President

Anthony Distinti ...................        82        Vice President

Marco Cocchiola ....................        76        Director

Dr. Rudolph Acosta, Jr. ............        46        Director

Paul DeSocio .......................        59        Director

Barry Rutcofsky ....................        44        Director


   Mark Cocchiola has been President and a director of Suprema since our inception in 1983 and Chairman of the Board and Chief Executive Officer since February 1991. Mark Cocchiola is the son of Marco Cocchiola.

   Steven Venechanos has been employed by Suprema since April 1994 and became Chief Financial Officer and Secretary of Suprema in April 1995. He was appointed a director of Suprema in September 2001. From June 1990 until joining Suprema, he was employed in a variety of positions at Breed Technologies, a manufacturer of airbag sensors.

   Thomas Egan has been Vice President of Suprema since May 1993 and Senior Vice President since June 1995. From May 1992 through May 1993, he was Sales Manager of Blue Ridge Farms, a salad manufacturer. From October 1990 through May 1992, Mr. Egan was President of TEF Sales Corp., a sales and marketing consulting firm specializing in the cheese importing business.

   Anthony Distinti has been Vice President of Human Resources of Suprema since November 1997. Mr. Distinti has been employed in the food industry most of his life in various capacities and has more than forty years experience in human resources.

   Marco Cocchiola has been a director of Suprema since February 1991 and Operations Manager since our inception in 1983. Mr. Cocchiola was Secretary of Suprema from February 1991 to June 1993. Marco Cocchiola is the father of Mark Cocchiola.

   Rudolph Acosta, Jr., M.D. has been a director of Suprema since August 1993. He has been engaged in the private practice of medicine since August 1986.

   Paul DeSocio has been a director of Suprema since August 1993. He has been the President and a director of Autoprod, Inc., a manufacturer of food packaging machinery since May 1989. From 1980 through May 1989, Mr. DeSocio was a Vice President of Autoprod, Inc.


   Barry Rutcofsky has been a director of Suprema since February 2001. He has served as an Executive Vice-President of Take-Two Interactive Software, Inc., a developer, publisher and distributor of interactive software games since May 2001. He was Co-Chairman of the Board of Take Two Interactive Software, Inc. from July 2000 to May 2001 and was President of Take-Two Interactive from August 1999 to July 2000. Prior to joining Take-Two, Mr. Rutcofsky was a partner of the New York law firm of Tenzer Greenblatt LLP (now known as Blank Rome Tenzer Greenblatt LLP). Mr. Rutcofsky joined Tenzer Greenblatt LLP in April 1987.

   Paul Lauriero, a director and Executive Vice President and a co-founder of Suprema passed away in August 2001. Mr. Lauriero was primarily responsible for overseeing the procurement of raw materials for production and the general operations of our facilities. Mark Cocchiola has assumed the primary responsibilities on an interim basis, and other responsibilities have been assumed by other members of senior management. We are considering employing an individual to assume some or all of the responsibilities previously performed by Mr. Lauriero. However, we have not entered into any negotiations or agreements at this time. We cannot, at this time, determine the impact of the loss of Mr. Lauriero's services on our operations. We are the beneficiary of a key-man life insurance policy we had obtained on the life of Mr. Lauriero in the amount of $1.0 million, and we anticipate receiving the proceeds from this policy.


   Our directors are elected at the annual meeting of shareholders to hold office until the annual meeting of shareholders for the ensuing year or until their successors have been duly elected and qualified.

   Officers are elected annually by our directors and serve at the discretion of the Board.

Compensation of Directors

   Non-employee directors receive compensation in the amount of $500 for each meeting attended in person and $250 for each meeting attended by telephone conference call for serving on the Board. Directors are reimbursed for all out-of-pocket expenses incurred in attending Board meetings.

   In addition, under our 1991 and 1998 stock option plans and 1999 stock incentive plan, non-employee directors, other than directors who become members of a stock option committee appointed by our Board pursuant to a stock option or incentive plan, are eligible to be granted non-qualified stock options. Directors who are employees, and are not members of a stock option committee, are eligible to be granted incentive stock options and non- qualified stock options under our stock option plans. Our Board or the compensation committee of the Board has discretion to determine the number of shares subject to each incentive stock option, the exercise price and other terms and conditions thereof, but their discretion as to the exercise price, the term of each incentive stock option and the number of incentive stock options that may vest in any year, is limited by the terms of the stock option or incentive plans and the Internal Revenue Code of 1986, as amended. In addition, the 1999 stock incentive plan provides for the grant of other stock- based awards as may be determined by our Board or the compensation committee.

Board Committees

   We have established a compensation committee that is currently composed of Dr. Rudolph Acosta and Mr. Paul DeSocio. The function of the compensation committee is to evaluate and determine the compensation of our executive officers pursuant to recommendations made by Mark Cocchiola, our Chief Executive Officer.

   We have established an audit committee that is currently composed of Messrs. DeSocio and Rutcofsky and Dr. Acosta. The function of the audit committee is to review and monitor our corporate financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors.

Executive Compensation

   Summary Compensation. The following table discloses compensation awarded by Suprema for the fiscal years ended June 30, 2001, 2000 and 1999, to our Chief Executive Officer, Executive Vice President, Senior Vice President, Chief Financial Officer and Vice President, the "Named Executives," who are the only executive officers whose salary and bonus exceeded $100,000 during the fiscal year ended June 30, 2001.

                           Summary Compensation Table


                                                                                                      Long Term
                                                                                                     Compensation
                                                                                                     ------------
                                                                                                      Number of
                                                                          Annual Compensation         Securities
                                                                      ---------------------------     Underlying       All Other
Name and Principal Position                                           Year    Salary       Bonus       Options      Compensation(1)
---------------------------                                           ----   --------    --------    ------------   ---------------
Mark Cocchiola....................................................    2001   $250,000    $706,984      100,000          $17,716
 Chairman of the Board, Chief                                         2000    250,000     508,594      100,000           15,615
 Chairman of the President                                            1999    252,700     324,201       50,000           15,010

Paul Lauriero.....................................................    2001    250,000     706,984      100,000           16,616
 Executive Vice President(2)                                          2000    250,000     508,594      100,000           13,679
                                                                      1999    252,700     324,201       50,000           12,648

Thomas Egan.......................................................    2001    164,903          --       10,000            6,000
 Senior Vice President                                                2000    153,750          --       15,000            9,196
                                                                      1999    133,077          --       30,000            6,000

Steven Venechanos.................................................    2001    154,807      60,000       92,000            6,000
 Chief Financial Officer and Secretary                                2000    153,750          --       25,000           13,500
                                                                      1999    120,000          --       30,000            6,000

Anthony Distinti..................................................    2001    125,000      20,000           --               --
 Vice President                                                       2000    119,731          --           --               --
                                                                      1999     96,500          --           --               --

---------------

(1) Consists of automobile allowance, medical insurance premium reimbursement and compensation paid in lieu of vacation.

(2) Mr. Lauriero passed away in August 2001. Mark Cocchiola has assumed the primary responsibilities previously performed by Mr. Lauriero, on an interim basis, and other responsibilities have been assumed by other members of senior management.


   Option Grants in Last Fiscal Year. The following table discloses information concerning options granted in fiscal year 2001 to the Named Executives. The options granted to Mark Cocchiola and Mr. Lauriero were exercisable in full from the date of grant. The options granted to Mr. Egan and Mr. Venechanos vest in three annual installments commencing one year from the original date of grant of the options.



                                                                        Individual Grants
                                                       ---------------------------------------------------
                                                                                                              Potential Realizable
                                                       Number of     Percent of                                 Value At Assumed
                                                      Securities    Total Options                                    Annual
                                                      Underlying     Granted to     Exercise                  Rates of Stock Price
                                                        Options     Employees in      Price     Expiration      Appreciation for
Name                                                    Granted      Fiscal Year     ($/Sh)        Date            Option Term
----                                                  ----------    -------------   --------    ----------    ---------------------
                                                                                                                 5%          10%
                                                                                                              --------   ----------
Mark Cocchiola ....................................     100,000         25.2%         $7.50      01/02/11     $471,671   $1,195,307
Paul Lauriero .....................................     100,000         25.2           7.50      01/02/11      471,671    1,195,307
Thomas Egan .......................................      10,000          2.5           7.50      01/02/11       47,167      119,531
Steven Venechanos .................................      92,000         23.2           7.50      01/02/11      433,937    1,099,682
Anthony Distinti ..................................          --           --             --            --           --           --



   Amounts reported in the "potential realizable value" columns above are hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, calculated assuming appreciation at the indicated annual rate compounded annually for the entire term of the option (ten years). The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock price. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares.

   Aggregated Option Exercises and Fiscal Year-End Option Values. The following table sets forth information concerning the number of options owned by the Named Executives and the value of unexercised stock options held by the Named Executives as of June 30, 2001. No stock options were exercised by the Named Executives during fiscal year 2001. The year-end values in the table represents the difference between the exercise price of such options and the fiscal year-end fair market value of our common stock. The last sale price, or fair market value, of our common stock on June 29, 2001, the last trading day prior to June 30, 2001, was $14.75 per share.


                                                                            Number of Securities           Value of Unexercised
                                                                           Underlying Unexercised          In-the-Money Options
                                            Shares                        Options at June 30, 2001          at June 30, 2001($)
                                          Acquired on       Value        ---------------------------    ---------------------------
Name                                     Exercise (#)    Realized ($)   Exercisable    Unexercisable    Exercisable   Unexercisable
----                                     ------------    ------------   -----------    -------------    -----------   -------------
Mark Cocchiola(1) ....................        --              --          475,000              --       $4,603,853              --
Paul Lauriero(1) .....................        --              --          455,000              --        4,373,313              --
Thomas Egan ..........................        --              --           90,000          30,000        1,005,760      $  331,631
Steven Venechanos(1) .................        --              --          131,334         118,666        1,466,663       1,082,140
Anthony Distinti .....................        --              --           10,000              --          115,000              --

---------------
(1) The Shares being offered by Mr. Cocchiola, Mr. Lauriero's estate and Mr. Venechanos in this offering will be issued upon the exercise of a portion of these options sufficient to purchase 193,423, 303,640 and 52,937 shares of common stock, respectively, immediately prior to this offering.

Employment Agreements

   Mark Cocchiola has entered into an employment agreement with us that currently expires in May 2006 and which may be automatically extended for one-year periods after the initial term. The agreement provides for the full-time employment of Mr. Cocchiola at an annual salary of $250,000 and an annual bonus equal to 5% of our pre-tax profits in excess of $650,000 for the preceding year. Mr. Cocchiola received a bonus of $324,201 in fiscal year 1999, $508,574 in fiscal year 2000 and $706,984 in fiscal year 2001. The agreement provides that Mr. Cocchiola will not compete with Suprema during the term of his employment and for a period of one year following termination by either us or Mr. Cocchiola for any reason. The agreement also provides that if Mr. Cocchiola's employment is terminated under certain circumstances, including a "change of control," he will be entitled to receive severance pay equal to the higher of (i) $1,250,000 or (ii) five times the total compensation paid to him by Suprema (including salary, bonus, perquisites and the value of options granted to Mr. Cocchiola) during the 12 month period prior to the date of termination.

                            DESCRIPTION OF SECURITIES


   Suprema is authorized to issue 50,000,000 shares of common stock, par value $.01 per share and 2,500,000 shares of preferred stock, par value $.01 per share. As of the date of this prospectus, there were 5,742,538 shares of common stock and no shares of preferred stock issued and outstanding.


Common Stock


   The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends when, as and if declared by the Board in its discretion out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of Suprema, the holders of common stock are entitled to ratably share the assets of Suprema, if any, legally available for distribution to them after payment of the debts and liabilities of Suprema and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued upon payment of the consideration set forth in this prospectus, fully paid and non-assessable.


Preferred Stock


   We are authorized to issue 2,500,000 shares of preferred stock. The preferred stock can be issued from time to time in one or more series which may rank senior to the common stock with respect to the payment of dividends and in the event of liquidation, dissolution or winding-up of our company. Our Board has the power, without shareholder approval, to issue shares of one or more series of preferred stock, at any time, and for such consideration and with such relative rights, privileges, preferences and other terms as the Board may determine, including terms relating to dividend and redemption rates, liquidation preferences and conversion or other rights. The rights and terms of any new series of preferred stock could adversely affect the voting power or other rights of the holders of the common stock or could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.


   Our Board has previously designated a class of 500,000 shares of Series A redeemable convertible preferred stock whose terms provide that it may be converted at the rate of one share of common stock for each share of preferred stock at any time prior to redemption at a conversion price of $3.00 per share. The preferred stock is redeemable at our option at any time after the first anniversary of issuance, provided that the daily average of the high and low price of our common stock equals or exceeds $5.00 per share for ten consecutive days. The redemption price would be $3.00 per share, plus accrued and unpaid dividends. Quarterly dividends are payable in cash at an annual dividend rate of 10% and are cumulative. The preferred stock has a preference on liquidation of $3.00 per share plus accumulated but unpaid dividends. The preferred stock is non-voting stock, unless we fail to pay dividends on the preferred stock for four consecutive quarters, in which case the holders of the preferred stock would be entitled to vote as a class to elect an additional director to the Board.

Options

   As of the date of this prospectus, options to purchase a total of 1,876,333 shares of our common stock were outstanding and options to acquire up to 23,667 shares of our common stock may be granted in the future under or existing stock option plans. Of the outstanding options, an aggregate of 550,000 options will be exercised by the selling shareholders named in this prospectus to acquire the shares to be sold by them in this offering.

Warrants


   In connection with our 1996 public offering, we issued the underwriter warrants to purchase 150,000 shares of common stock, exercisable until June 30, 2002, at an exercise price of $6.875 per share. All of these warrants are outstanding as of the date of this prospectus.


   In connection with our 2000 public offering, we issued the underwriter warrants to purchase 120,000 shares of common stock, exercisable until August 24, 2005, at an exercise price of $11.20 per share. All of these warrants are outstanding as of the date of this prospectus.


   In March 2001, we issued to our public relations firm, warrants to purchase 10,000 shares of common stock at an exercise price of $8.25 per share. These warrants will become exercisable in March 2002 and will expire in March 2011.


Registration Rights

   Holders of 120,000 shares of our common stock issuable upon the exercise of outstanding warrants are entitled to certain rights with respect to the registration of these shares under the Securities Act.


   If we register any of our common stock, either for our own account or for the account of other security holders, the holders of warrants are otherwise entitled to notice of the registration and to include their shares of common stock in the registration. The holders of the warrants, however, have waived their registration rights in connection with this offering.


   In all cases, a holder's right to include shares in a registration is subject to the ability of the underwriters to limit the number of shares included in this offering. All fees, costs and expenses of all of these registrations will be paid by us, and all selling expenses will be paid by the holders of the securities being registered. Sales of these shares could have an adverse effect on the trading price of our common stock.

Anti-takeover Effects of Certain Provisions of Our By-Laws and Shareholders Rights Plan


   Certain By-Law Provisions. Our By-Laws contain provisions that could make more difficult the acquisition of control of Suprema by various means, such as a tender offer, open market purchases, a proxy contest or otherwise. For instance, special meetings of the shareholders may only be called by our President and our By-Laws establish advance notice procedures with regard to shareholder proposals for annual or special meetings. The effect of these provisions may be to discourage certain types of transactions which may involve an actual or threatened change of control of Suprema and to encourage persons seeking to acquire control of Suprema to consult first with our Board to negotiate the terms of any proposed business combination or offer.


   Shareholders Rights Plan. In March 1996, we adopted a Shareholders Rights Plan and declared a dividend of one purchase right (a "Right") for each outstanding share of our common stock. The dividend was paid to holders of record of our common stock as of the close of business on March 18, 1996. Each Right entitles the registered holder to purchase from us one share of our common stock at a price of $20.00 per share (the "Purchase Price"), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Suprema and Continental Stock Transfer & Trust Company, as Rights Agent. A copy of the Rights Agreement, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Common Stock, is an exhibit to the registration statement of which this prospectus forms a part.

   Rights are evidenced by and are transferable only in connection with the common stock certificates outstanding prior to the Distribution Date (as defined below). As soon as practical following the earlier to occur of (i) ten days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock or (ii) ten business days after the commencement of, or public announcement of an intention of a person or group to commence, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock (the "Distribution Date"), separate certificates evidencing the Rights ("Right

Certificates") will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date and will expire on March 17, 2006, unless extended or unless the Rights are earlier redeemed or exchanged by us, as described below. The Rights, the Purchase Price, and the number of shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

   In the event that following the Distribution Date, (i) Suprema is the surviving corporation in a merger or consolidation with an Acquiring Person and the common stock is not changed or exchanged, (ii) a person becomes the beneficial owner of 25% or more of the then outstanding shares of our common stock (except pursuant to an all-cash tender offer for all outstanding shares of our common stock), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event set forth in the Rights Agreement occurs which results in such Acquiring Person's percentage ownership of any class of equity securities of Suprema or its subsidiaries being increased by more than 1% (e.g., a reverse stock split), the Rights Agreement provides that a proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of Suprema) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by Suprema.

   In the event that, at any time following the Stock Acquisition Date, as defined in the Rights Agreement, (i) Suprema is acquired in a merger or consolidation in which Suprema is not the continuing or surviving corporation,
(ii) Suprema is acquired in a merger or consolidation in which Suprema is the continuing or surviving corporation and Suprema's common stock is changed into or exchanged for other securities or property, or (iii) 50% or more of Suprema's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as provided in the Rights Agreement) shall have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Listing

   Our common stock is quoted on the Nasdaq National Market under the trading symbol "CHEZ."

Transfer Agent

   The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                         SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.


   After this offering, we will have 9,792,538 shares of our common stock issued and outstanding. This amount does not include 224,877 treasury shares. A total of 9,049,718 of our outstanding shares, including the shares sold by us and the selling shareholders in this offering, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below.

   The remaining 742,820 of our outstanding shares, representing 7.6% of our total shares of common stock to be issued and outstanding after this offering, are restricted securities under the terms of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or other applicable exemption promulgated under the Securities Act. Our Chairman of the Board, Chief Executive Officer and President, a member of our Board and representatives of the estate of our former Executive Vice President and director, who collectively own 90.7% of these restricted securities, have agreed that they will not, directly or indirectly, sell or otherwise dispose of their shares of common stock, as discussed below in "Underwriting."


   We have issued options to purchase 1,876,333 shares of common stock under our employee stock option plans. Options to purchase 550,000 shares of common stock will be exercised by the selling shareholders named in this prospectus to acquire shares to be sold in this offering. A significant number of the remaining shares underlying these options have previously been registered for resale and, subject to the applicable vesting requirements, upon exercise of those options the underlying shares may be resold into public market. In addition, we also have reserved 280,000 shares for issuance pursuant to outstanding warrants previously issued by us. We have granted registration rights to the holders of warrants to purchase 120,000 shares of common stock issuable upon exercise of those warrants, which rights have been waived in connection with this offering.


Rule 144

   In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   o 1% of the number of shares of our common stock then outstanding; or

   o the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar week preceding the filing of a notice on Form 144 with the SEC concerning that sale.

   Sales under Rule 144 are also subject to specific manner-of-sale provisions, notice requirements and to the availability of current public information about us.

   Under Rule 144(k) as currently in effect, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

   We are unable to predict the effect that sales made under Rule 144, pursuant to future registration statements, or otherwise, may have on any then prevailing market price for shares of the common stock. Nevertheless, sales of a substantial amount of common stock in the public market, or the perception that such sales could occur, could adversely affect market prices.

   We have also agreed with the underwriters not to sell any shares of common stock or securities exercisable for shares of our common stock for a period of 90 days after commencement of this offering without the underwriters' prior written consent. However, even without such consent, we may issue stock upon exercise of the warrants or the stock options described above.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table shows information regarding the beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect our sale and the sale by the selling shareholders of shares offered by this prospectus for:

   o each person or entity known by us to beneficially own more than 5% of our common stock;

   o each of our named executive officers;

   o each of our directors;

   o all of our directors and executive officers as a group; and

   o selling shareholders under this prospectus.


   The percentage of beneficial ownership in the table below both prior to and after this offering is based on 5,742,538 shares of common stock outstanding as of the date of this prospectus and 9,792,538 shares of common stock outstanding after completion of this offering assuming no exercise of the underwriters' over-allotment option.



   All of the shares of common stock to be sold by the selling shareholders are included in this offering. The selling shareholders have also granted the underwriters an option to purchase up to 250,000 shares of common stock to cover over-allotments, if any. The shares being offered by the selling shareholders in this offering, including in connection with sales upon the exercise of the underwriters' option to purchase shares from the selling shareholders to cover over-allotments, will be issued upon the exercise by the selling shareholders of outstanding common stock options. Mark Cocchiola has been our Chief Executive Officer and President and Chairman of our Board during the last three years. Steven Venechanos has been our Chief Financial Officer and Secretary during the last three years and was appointed a director in September 2001. Paul Lauriero is recently deceased and, prior to his death, officer and director of Suprema during the last three years.



                                                       Shares Beneficially                 Shares Beneficially
                                                              Owned                               Owned
                                                          Prior to this       Shares of    After this Offering
                                                          Offering (3)         Common              (3)
                                                       -------------------      Stock       -------------------   Shares Offered in
Name and Address (1)(2)                                 Number     Percent   To Be Sold      Number     Percent     Over-allotment
-----------------------                               ---------    -------   ----------    ---------    -------   -----------------
Five Percent Shareholders:
Estate of Paul Lauriero (4) .......................     675,619(5)  10.9%      303,640(6)    371,979      3.7%          32,143(7)
FMR Corp (8) ......................................     506,100      8.8            --       506,100      5.2               --
Wellington Management Company, LLP (9) ............     417,500      7.3            --       417,500      4.3               --
Oberweis Asset Management, Inc.
 James D. Oberweis (10) ...........................     316,000      5.5            --       316,000      3.2               --
Special Situations Fund III, L.P.
 Special Situations Cayman Fund, L.P.
  Austin W. Marxe and
  David Greenhouse (11)............................     371,451      6.5            --       371,451      3.8               --
Directors and Executive Officers:
Mark Cocchiola ....................................   1,103,968(12) 17.4       193,423(13)   910,545      8.9          154,386(14)
Steven Venechanos .................................     138,000(15)  2.3        52,937(16)    85,063        *           63,471(17)
Thomas Egan .......................................      96,666(15)  1.7            --        96,666        *               --
Marco Cocchiola ...................................      61,745(18)  1.1            --        61,745        *               --
Anthony Distinti ..................................      10,000(15)    *            --        10,000        *               --
Dr. Rudolph Acosta ................................       6,666(19)    *            --         5,000        *               --
Paul DeSocio ......................................       6,666(15)    *            --         5,000        *               --
Barry Rutcofsky ...................................          --       --            --            --       --               --
All directors and executive officers as a group (8
  persons).........................................   1,423,711(20) 21.4       246,360(21) 1,177,351     11.3          217,857(22)


---------------

 * Less than one percent.

                                              (foonotes continued on next page)

(foonotes continued from previous page)


 (1) The address of each beneficial owner, unless otherwise noted, is in care of Suprema, 510 East 35th Street, Paterson, New Jersey 07543.

 (2) Unless otherwise noted, we believe that all persons referred to in the table have sole voting and investment power with respect to all shares of our common stock reflected as beneficially owned by them.
 (3) Options to purchase our common stock which are currently exercisable or become exercisable by the listed person within 60 days are included in the number of shares beneficially owned by the listed person and that person's percentage ownership calculation.
 (4) Paul Lauriero, formerly an officer and director of Suprema passed away on August 27, 2001. The shares of our common stock previously beneficially owned by Mr. Lauriero are currently owned and administered by his estate.
 (5) Includes (i) 455,000 shares that may be purchased upon the exercise of exercisable options, (ii) 22,539 shares held of record by Mr. Lauriero's wife and (iii) 45,079 shares held of record by Mr. Lauriero's children.
 (6) Represents shares underlying options which are currently exercisable at prices ranging from $3.06 to $7.50 per share.
 (7) Represents shares underlying options which are currently exercisable at a price of $7.50 per share.
 (8) According to a Schedule 13G filed with the Securities and Exchange Commission, the shares are owned by Fidelity Low Priced Stock Fund, an investment company registered under the Investment Company Act of 1940 ("Fidelity Fund"). Fidelity Management Research Company ("Fidelity Management"), a wholly owned subsidiary of FMR Corp. is the investment adviser to Fidelity Fund. Edward C. Johnson 3d the Chairman of FMR Corp., FMR Corp. through its control of Fidelity Management and Fidelity Management each has sole investment power over the shares. The address for each of FMR Corp., Fidelity Management and Mr. Johnson is 82 Devonshire Street, Boston, Massachusetts 02109.

 (9) According to a Schedule 13G filed with the Securities and Exchange Commission, the shares were acquired by and held for the accounts of Wellington Trust Company, NA, a wholly owned subsidiary of Wellington Management Company, LLP ("Wellington"). Wellington has shared investment power with respect to 417,500 shares and shared voting power with respect to 360,100 shares. The address for Wellington is 75 State Street, Boston, Massachusetts 02109.

(10) According to a Schedule 13G filed with the Securities and Exchange Commission, the shares are held by The Oberweis Fund for which Oberweis Asset Management, Inc. ("OAM"), an investment adviser registered under
     Section 203 of the Investment Advisors Act of 1940, acts as investment advisor. The Oberweis Fund has delegated shared voting and investment power over the shares to OAM. James D. Oberweis is the principal shareholder of OAM. The address for OAM and Mr. Oberweis is 951 Ice Cream Drive, Suite 200, North Aurora, Illinois 60542.

(11) According to a Schedule 13G filed with the Securities and Exchange Commission, 283,451 shares are owned by Special Situations Fund III, L.P., a Delaware limited partnership ("Special Fund III") and 88,000 shares are owned by Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership ("Special Cayman Fund"). August W. Marxe and David Greenhouse serve as officers, directors and members or principal shareholders of (i) MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP") and the general partner and investment advisor to Special Fund III, and
     (ii) AWM Investment Company, Inc., a Delaware corporation, the general partner of MGP and the general partner and investment advisor to Special Cayman Fund. Messrs. Marxe and Greenhouse share voting and investment power over the shares held by each of Special Fund III and Special Cayman Fund. Their address is 153 East 53rd Street, New York, New York 10022.


(12) Includes (i) 575,000 shares that may be purchased upon exercise of exercisable options owned by Mr. Cocchiola, (ii) 11,666 shares that may be purchased upon exercise of exercisable options owned by Mr. Cocchiola's wife and (iii) 2,000 shares held of record by Mr. Cocchiola's wife.


                                              (foonotes continued on next page)

(foonotes continued from previous page)

(13) Represents shares underlying options which are currently exercisable at prices ranging from $3.06 to $3.25 per share.
(14) Represents shares underlying options which are currently exercisable at prices ranging from $3.068 to $7.50 per share.
(15) Represents shares that may be purchased upon exercise of exercisable options.
(16) Represents shares underlying options which are currently exercisable at prices ranging from $3.063 to $3.25 per share.
(17) Represents shares underlying options which are currently exercisable at the price of $3.25 per share.
(18) Includes 56,666 shares that may be purchased upon exercise of exercisable options.
(19) Represents shares that may be purchased upon exercise of exercisable options. Does not include 800 shares owned by Dr. Acosta's children, with respect to which Dr. Acosta disclaims any beneficial interest.

(20) Includes an aggregate of 901,330 shares issuable upon exercise of options beneficially owned by Suprema's executive officers and directors.
(21) Represents the aggregate number of shares underlying exercisable options, to be sold by the selling shareholders in this offering who are directors and executive officers.
(22) Represents the aggregate number of shares underlying exercisable options held by the selling shareholders who are directors and executive officers, which may be sold by such selling shareholders to cover over-allotments.

                                  UNDERWRITING


   We and the selling shareholders are offering the shares of common stock described in this prospectus through a number of underwriters. Janney Montgomery Scott LLC, Pacific Growth Equities, Inc. and Roth Capital Partners, LLC are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell and the selling shareholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name below at the public offering prices less the underwriting discount on the cover page of this prospectus.




        Underwriters                                                    Number of Shares
        ------------                                                    ----------------
        Janney Montgomery Scott LLC .................................
        Pacific Growth Equities, Inc.  ..............................
        Roth Capital Partners, LLC ..................................
                                                                        ----------------
        Total .......................................................       4,050,000
                                                                        ================



   The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The common stock is offered subject to a number of conditions including:

   o receipt and acceptance of the common stock by the underwriters; and

   o the right on the part of the underwriters to reject orders in whole or in part.

   The underwriters will initially offer the shares to the public at the price per share shown on the cover page of this prospectus. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $ per share to certain other dealers. After the public offering of the common stock is complete, if all of the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the selling terms will vary the proceeds to be received by us as specified on the cover page of this prospectus.

   We have granted the underwriters an option to buy up to 357,500 additional shares of common stock, and the selling shareholders have granted the underwriters an option to buy up to 250,000 additional shares of common stock at the same price per share as the public offering price, less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise these options at any time within 30 days after the date of this prospectus only to cover over-allotments in the sale of the shares of common stock offered by this prospectus.


   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share less the amount paid to Suprema and the selling shareholders. These amounts are shown assuming no exercise and full exercise of the underwriters' overallotment option to purchase additional shares.


                                                    No Exercise    Full Exercise
                                                    -----------    -------------
Per share underwriting discounts and
commissions ....................................    $               $
Total underwriting discounts and commissions to
be paid by us ..................................    $               $


   The expenses of this offering, not including underwriting discounts and commissions, and a non-accountable expense allowance of $200,000 to be paid to certain representatives of the underwriters, are estimated to be approximately $380,000 and will be paid by us. These expenses include the SEC filing fee, printing expenses, transfer agent and registration and other miscellaneous fees.


   We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, our officers and directors have agreed that they will not, directly or indirectly, offer, sell, contract to sell, or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock (including any shares issued upon exercise of options) without the prior written consent of Janney Montgomery Scott LLC. These restrictions will be in effect for a period of 90 days after the commencement of this offering. Janney Montgomery Scott LLC may, in its sole discretion and at any time without notice, release any or all of the securities subject to these lock-up agreements.


   In connection with this offering and in compliance with applicable securities laws, Janney Montgomery Scott LLC, Pacific Growth Equities, Inc. and Roth Capital Partners, LLC, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.



   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Janney Montgomery Scott LLC, Pacific Growth Equities, Inc. or Roth Capital Partners, LLC, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.


   Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   In addition, in connection with this offering, the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

   Suprema and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                  LEGAL MATTERS

   The legality of the common stock offered hereby has been passed upon for Suprema by Blank Rome Tenzer Greenblatt LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Pepper Hamilton LLP.

                                     EXPERTS

   The financial statements and schedules included and incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC.

   Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

                   INCORPORATION OF INFORMATION BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus the information we have previously filed with it. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:


   o Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, as filed with the SEC on September 28, 2001; and

   o The description of our common stock contained in our Registration Statements on Form 8-A dated May 3, 1991 as filed with the Commission, and any amendments thereto.

   All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the respective date of filing of such documents. Any statement contained in a document incorporated by reference herein is modified or superseded for all purposes to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which is incorporated by reference modifies or replaces such statement.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:


                            Mark Cocchiola, President
                            Suprema Specialties, Inc.
                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900

   The information in the documents incorporated by reference shall be deemed superseded to the extent that more current information is included in this prospectus or any more recent document incorporated herein.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants .......................   F-2

Consolidated Balance Sheets as of June 30, 2000 and 2001 .................   F-3

Consolidated Statements of Earnings for the Fiscal Years Ended June 30,
  1999, 2000 and 2001.....................................................   F-4

Consolidated Statements of Shareholders' Equity for the Fiscal Years
  Ended June 30, 1999, 2000 and 2001......................................   F-5

Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30,
  1999, 2000 and 2001.....................................................   F-6

Notes to Consolidated Financial Statements ...............................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders
Suprema Specialties, Inc.
Paterson, New Jersey

   We have audited the accompanying consolidated balance sheets of Suprema Specialties, Inc. and Subsidiaries, as of June 30, 2000 and 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Suprema Specialties, Inc. and Subsidiaries as of June 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                /s/ BDO SEIDMAN, LLP

Woodbridge, New Jersey
August 7, 2001

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                              June 30,
                                                     ---------------------------
                                                         2000           2001
                                                     ------------   ------------
                      ASSETS
Current assets:
   Cash..........................................    $    950,121   $    609,527
   Accounts receivable, net of allowances of
    $770,290 at June 30, 2000 and 2001,
    respectively ................................      62,326,908    101,882,264
   Inventories...................................      51,630,343     74,514,662
   Prepaid expenses and other current assets.....         755,067        985,627
   Deferred income taxes.........................          89,000        308,000
                                                     ------------   ------------
      Total Current Assets.......................     115,751,439    178,300,080
Property, plant and equipment, net ..............       7,181,208     10,560,513
Other assets ....................................       2,027,069      1,551,696
                                                     ------------   ------------
     Total assets ...............................    $124,959,716   $190,412,289
                                                     ============   ============
       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable..............................    $ 13,989,065   $ 26,434,121
   Current portion of capital leases.............         609,690        510,155
   Mortgage payable--current.....................          53,574         57,785
   Income taxes payable..........................       1,539,000      2,587,759
   Accrued expenses and other current liabilities       3,743,917      4,720,335
                                                     ------------   ------------
      Total current liabilities..................      19,935,246     34,310,155
Deferred income taxes ...........................         749,000        780,900
Revolving credit loan ...........................      65,887,000     99,265,262
Subordinated debt ...............................      10,500,000     10,500,000
Long-term capital leases ........................       1,105,637        595,481
Mortgage payable ................................         814,920        757,661
Other liabilities ...............................               -      1,375,001
                                                     ------------   ------------
                                                     $ 98,991,803   $147,584,460
                                                     ------------   ------------
Shareholders' equity:
   Preferred stock, $.01 par value; 2,500,000 shares authorized: Series A redeemable convertible preferred stock; 500,000 shares designated; none issued and outstanding at
    June 30, 2000 and 2001 ......................              --             --
   Common stock, $.01 par value; 50,000,000
    shares authorized; 4,655,564 and 5,867,920
    shares issued and outstanding at June 30,
    2000 and 2001, respectively .................          46,555         58,679
   Additional paid-in capital....................      11,365,207     19,444,319
   Retained earnings.............................      15,998,771     24,872,451
   Treasury stock at cost; 213,370 at June 30,
    2000 and 224,877 shares at June 30, 2001 ....     (1,442,620)     (1,547,620)
                                                     ------------   ------------
      Total shareholders' equity.................      25,967,913     42,827,829
                                                     ------------   ------------
      Total liabilities and shareholders' equity.    $124,959,716   $190,412,289
                                                     ============   ============



          See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                              Years Ended June 30,
                                                                  -------------------------------------------
                                                                      1999            2000           2001
                                                                  ------------    ------------   ------------
Net sales .....................................................   $176,281,035    $278,481,969   $420,363,142
Cost of sales .................................................    146,351,545     232,932,864    355,409,651
                                                                  ------------    ------------   ------------
     Gross margin .............................................     29,929,490      45,549,105     64,953,491
                                                                  ------------    ------------   ------------
Expenses:
   Selling and shipping expenses ..............................     14,045,503      21,892,885     31,360,045
   General and administrative expenses ........................      4,421,124       6,913,721      8,770,662
                                                                  ------------    ------------   ------------
   Total operating expenses ...................................     18,466,627      28,806,606     40,130,707
                                                                  ------------    ------------   ------------
Income from operations ........................................     11,462,863      16,742,499     24,822,784
   Interest, net ..............................................     (4,328,838)     (5,920,618)   (10,033,104)
                                                                  ------------    ------------   ------------
Earnings before income taxes ..................................      7,134,025      10,821,881     14,789,680
Income taxes ..................................................      2,926,000       4,437,000      5,916,000
                                                                  ------------    ------------   ------------
Net earnings ..................................................   $  4,208,025    $  6,384,881   $  8,873,680
                                                                  ============    ============   ============
Basic earnings per share ......................................   $       0.93    $       1.44   $       1.63
                                                                  ============    ============   ============
Diluted earnings per share ....................................   $       0.86    $       1.23   $       1.41
                                                                  ============    ============   ============
Basic weighted average shares outstanding .....................      4,536,605       4,431,850      5,429,122
                                                                  ============    ============   ============
Diluted weighted average shares outstanding ...................      4,883,685       5,185,809      6,294,250
                                                                  ============    ============   ============



          See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY





                                                             Common stock        Additional        Treasury stock
                                                          -------------------     paid-in       ---------------------     Retained
                                                           Shares     Amount      capital       Shares      Amount        earnings
                                                         ---------    -------   -----------    -------    -----------   -----------
Balance, June 30, 1998 ...............................   4,562,800    $45,628   $11,243,347     78,370    $  (396,370)  $ 5,405,865
Exercise of stock options and warrants ...............       1,667         16         4,151         --             --            --
Exercise of warrants .................................      34,430        344          (344)        --             --            --
Net earnings .........................................          --         --            --         --             --     4,208,025
Acquisition of treasury stock ........................          --         --            --     78,370       (396,370)           --
                                                         ---------    -------   -----------    -------    -----------   -----------
Balance, June 30, 1999 ...............................   4,598,897     45,988    11,247,154     78,370       (396,370)    9,613,890
Exercise of stock options and warrants ...............      26,667        267       118,353         --             --            --
Exercise of warrants .................................      30,000        300          (300)        --             --            --
Net earnings .........................................          --         --            --         --             --     6,384,881
Acquisition of treasury stock ........................          --         --            --    135,000     (1,046,250)           --
                                                         ---------    -------   -----------    -------    -----------   -----------
Balance, June 30, 2000 ...............................   4,655,564     46,555    11,365,207    213,370     (1,442,620)   15,998,771
Public offering of common stock ......................   1,200,000     12,000     7,962,161         --             --            --
Exercise of stock options and warrants ...............      12,356        124       116,951         --             --            --
Net earnings .........................................          --         --            --         --             --     8,873,680
Acquisition of treasury stock ........................          --         --            --     11,507       (105,000)           --
                                                         ---------    -------   -----------    -------    -----------   -----------
Balance, June 30, 2001 ...............................   5,867,920    $58,679   $19,444,319    224,877    $(1,547,620)  $24,872,451
                                                         =========    =======   ===========    =======    ===========   ===========



          See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                                   Years Ended June 30,
                                                                                      ---------------------------------------------
                                                                                          1999            2000             2001
                                                                                      ------------    -------------   -------------
Cash flows from operating activities:
  Net earnings....................................................................    $  4,208,025    $   6,384,881   $   8,873,680
  Adjustments to reconcile net earnings to net cash used in operating activities:
    Depreciation and amortization.................................................         876,875        1,431,340       1,330,042
    Provision for doubtful accounts...............................................         100,000          200,000              --
    Deferred income tax provision (recovery)......................................         122,000         (232,000)       (187,100)
  Changes in operating assets and liabilities:
      Accounts receivable.........................................................     (12,867,732)     (26,519,366)    (39,555,356)
      Inventories.................................................................     (7,406,790)     (15,711,623)     (22,884,319)
      Prepaid expenses and other current assets...................................          92,094        (159,044)        (230,560)
      Prepaid income taxes........................................................         235,348               --              --
      Other assets................................................................        (371,770)      (1,072,541)       (149,627)
      Accounts payable............................................................       4,653,677        1,865,966      12,445,056
      Income taxes payable........................................................       1,710,000         (171,000)      1,048,759
      Accrued expenses and other current liabilities..............................         944,619        1,334,078         976,418
      Other liability.............................................................              --               --       1,375,001
                                                                                      ------------    -------------   -------------
       Net cash used in operating activities......................................      (7,703,654)     (32,649,309)    (36,958,006)
                                                                                      ------------    -------------   -------------
Cash flows from investing activities:
  Payments for purchase of property and equipment.................................        (667,270)        (676,600)     (4,084,347)
                                                                                      ------------    -------------   -------------
       Net cash used in investing activities......................................        (667,270)        (676,600)     (4,084,347)
                                                                                      ------------    -------------   -------------
Cash flows from financing activities:
  Proceeds from revolving credit loan.............................................      54,302,599       85,920,000     144,934,999
  Repayment of revolving credit loan..............................................     (45,123,000)     (50,474,599)   (111,556,737)
  Principal payments of mortgage..................................................         (47,182)         (49,194)        (53,048)
  Principal payments of capital leases............................................        (500,966)        (550,761)       (609,691)
  Proceeds from public offering (net).............................................              --               --       7,974,161
  Proceeds from exercise of stock options.........................................           4,167          118,620         117,075
  Acquisition of treasury stock...................................................        (396,370)      (1,046,250)       (105,000)
                                                                                      ------------    -------------   -------------
       Net cash provided by financing activities..................................       8,239,248       33,917,816      40,701,759
                                                                                      ------------    -------------   -------------
Net increase (decrease) in cash...................................................        (131,676)         591,907        (340,594)
Cash, beginning of year...........................................................         489,890          358,214         950,121
                                                                                      ------------    -------------   -------------
Cash, end of year.................................................................    $    358,214    $     950,121   $     609,527
                                                                                      ============    =============   =============
Supplemental disclosures of cash flow information: Cash paid during the year for:
    Interest......................................................................    $  3,774,024    $   5,413,000   $   9,501,000
                                                                                      ============    =============   =============
    Income taxes..................................................................    $    830,000    $   4,858,000   $   5,054,000
                                                                                      ============    =============   =============



          See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Organization and Business Description

   Suprema Specialties, Inc., a New York corporation incorporated on August 15, 1983, and its wholly-owned subsidiaries ("Suprema" or the "Company") manufacture, process and market a variety of premium, gourmet natural Italian cheese products. The Company operates in a single business segment. The Company sells its product to food service, food service manufacturers, and retail customers. Sales to food service customers accounted for approximately 91%, 91%, and 97% of the Company's sales for the year ended June 30, 1999, 2000 and 2001, respectively. Sales to food manufacturers accounted for approximately 6%, 7%, and 2% for the year ended June 30, 1999, 2000, and 2001, respectively. Sales to retail customers accounted for 3%, 2%, and 1% of net sales for the years ended June 30, 1999, 2000, and 2001, respectively.

Note 2 -- Significant Accounting Policies

 Consolidation Policy

   The consolidated financial statements include the financial statements of Suprema Specialties, Inc. and its wholly-owned subsidiaries, Suprema Specialties West, Inc. ("West"), Suprema Specialties Northeast, Inc. ("Northeast") and Suprema Specialties Northwest, Inc. ("Northwest"). All intercompany transactions and balances have been eliminated in consolidation.

 Inventory

   Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost. Depreciation is being provided by use of the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease, including renewal options that are probable of exercise, or the useful lives of the assets. Equipment under capitalized leases is being amortized over the useful lives of the assets.

 Long-Lived Assets

   Long-lived assets, such as property, plant and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded in each of the three years in the period ended June 30, 2001.

 Financing Costs

   The Company amortizes the deferred financing costs incurred in connection with the Company's borrowings over the life of the related indebtedness (3-10 years). Such net costs amounted to $1,734,494 and $1,209,000 at June 30, 2000 and 2001, respectively. These amounts are included in other current assets and other assets.

 Revenue Recognition

   The Company records revenues when products are shipped. Customers do not have the right to return products shipped.

   The Company adopted Emerging Issue Task Force (EITF) 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer." The impact of adopting this policy had an immaterial effect on the Company's net sales.

 Shipping and Handling Costs

   During fiscal year 2001, the Company adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." Shipping and handling costs charged to customers are included in the Company's net sales.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

All shipping and handling costs, which approximated $3,000,000, were charged to selling and shipping expenses.

 Advertising Costs

   The Company expenses advertising costs as incurred.

 Stock-Based Compensation

   The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company provides pro forma disclosures of earnings and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

 Income Taxes

   Income taxes are recorded using the liability method, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Financial Instruments

   The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the current nature of these instruments. The carrying amounts reported for revolving credit and long-term debt approximate fair value because the interest rates on these instruments are subject to changes with market interest rates or approximate rates for loans with similar terms and maturities.

 Computation of Earnings Per Share

   Basic earnings per share has been computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share includes the assumed exercise of stock options and warrants using the treasury stock method that could potentially dilute earnings per share.

 Effect of New Accounting Pronouncements

   In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133, as amended by SFAS 137, was adopted for the Company's 2001 fiscal year. The adoption of SFAS 133 did not have any effect on the Company's financial statements.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141. Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS requires, among other things, that companies no longer amortize goodwill, but instead test

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. Currently, the Company has not recorded any goodwill and will assess how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations in any future acquisitions.

Note 3 -- Inventories

   Inventories consist of the following:

                                                                  June 30,
                                                          -------------------------
                                                             2000          2001
                                                         -----------    -----------
   Raw materials .....................................   $11,872,836    $23,879,855
   Finished goods ....................................    38,430,322     48,986,084
   Packaging .........................................     1,327,185      1,648,723
                                                         -----------    -----------
                                                         $51,630,343    $74,514,662
                                                         ===========    ===========



Note 4 -- Property, plant and equipment


   Property, plant and equipment consist of the following:

                                                                   June 30,
                                                           ------------------------
                                                             2000          2001
                                                          ----------    -----------
   Property and plant .................................   $1,577,696    $ 3,220,497
   Equipment ..........................................    5,857,907      7,491,653
   Leasehold improvements .............................    1,102,952      1,951,592
   Furniture and fixtures .............................      215,015        227,832
   Delivery equipment .................................        2,739          2,639
   Construction in progress ...........................      700,537        646,982
                                                          ----------    -----------
                                                           9,456,846     13,541,195
   Less: Accumulated depreciation and amortization ....    2,275,638      2,980,682
                                                          ----------    -----------
                                                          $7,181,208    $10,560,513
                                                          ==========    ===========


   In May 1997, the Company entered into a sale-leaseback transaction whereby fixed assets with a net book value of $10,824,082 were sold for $9,565,000 and leased back under operating leases. In connection with this transaction, $4,847,382 of capital leases were paid in full. The Company incurred costs of $1,088,436 primarily related to prepayment penalties on the capital leases. These direct costs have been included in other assets and are being amortized over eight years, the life of the operating lease.


   In December 2000, the Company entered into a sale-leaseback transaction whereby production equipment related to the Blackfoot Idaho facility with a net book value of $4,500,000 was sold for $6,000,000 and leased back under an operating lease. This transaction resulted in a gain of $1,500,000 which will be recognized to income in proportion to rental expense over 7 years, the life of the operating lease. The deferred gain as of June 30, 2001, of $1,375,001, is included in other liabilities.


   Included in property, plant and equipment are plant and equipment acquired under capital leases with an initial cost of $3,419,067 and accumulated amortization of $1,125,654 and $1,466,274 as of June 30, 2000 and 2001,
respectively.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

Note 5 -- Income Taxes

   The provision for income taxes consists of the following:

                                                                          Fiscal Years Ended June 30,
                                                                     -------------------------------------
                                                                        1999         2000          2001
                                                                     ----------   ----------    ----------
   Current:
    Federal......................................................    $2,243,000   $3,735,000    $4,883,000
    State........................................................       561,000      934,000     1,220,000
                                                                     ----------   ----------    ----------
                                                                      2,804,000    4,669,000     6,103,100
                                                                     ----------   ----------    ----------
   Deferred:
    Federal......................................................       104,000     (213,000)     (172,000)
    State........................................................        18,000      (19,000)      (15,100)
                                                                     ----------   ----------    ----------
                                                                        122,000     (232,000)     (187,100)
                                                                     ----------   ----------    ----------
   Provision for income taxes....................................    $2,926,000   $4,437,000    $5,916,000
                                                                     ==========   ==========    ==========


   The following reconciles income taxes at the U.S. statutory rate to the provision for income taxes:


                                                                          Fiscal Years Ended June 30,
                                                                     -------------------------------------
                                                                        1999         2000          2001
                                                                     ----------   ----------    ----------
   Computed tax expense at statutory rates.......................    $2,425,600   $3,679,000    $5,029,000
   State taxes, net of federal tax benefit.......................       382,100      555,000       776,000
   Travel and entertainment expenses not deductible..............        34,000       43,000        34,000
   Officers life insurance not deductible........................         5,500        7,000         8,000
   Other, net....................................................        78,800      153,000        69,000
                                                                     ----------   ----------    ----------
                                                                     $2,926,000   $4,437,000    $5,916,000
                                                                     ==========   ==========    ==========


   Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                                    June 30,
                                                              ---------------------
                                                                2000        2001
                                                             ---------    ---------
   Deferred tax liabilities:
   Depreciation ..........................................   $ 240,000    $ 225,000
   Product introduction costs ............................      46,000           --
   Deferred sale leaseback costs .........................     286,000      186,000
   Financing fees ........................................     396,000      369,900
                                                             ---------    ---------
   Total deferred tax liabilities: .......................     968,000      780,900
   Deferred tax assets:
   Accounts receivable reserve ...........................    (308,000)    (308,000)
                                                             ---------    ---------
                                                             $ 660,000    $ 472,900
                                                             =========    =========


Note 6 -- Long-Term Debt

 Revolving Credit Loan

   In January 2001, the long-term revolving credit facility (the "Facility") between the Company and its commerical banks was amended to increase the Facility to $125,000,000. The commitment for the revolving credit facility is through February 15, 2004. The rate of interest on amounts borrowed under the Facility is the adjusted LIBOR rate, as defined, plus 175 basis points (7.50% per annum at June 30, 2001). The Facility is collateralized by all existing and after-acquired assets of the Company, as defined in the Facility agreement, and is guaranteed by all of the Company's subsidiaries. Advances under this Facility are limited to 85.0% of eligible accounts receivable and 60.0% of all inventory except packaging material, as defined in

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES the Facility agreement. The Facility agreement contains restrictive financial covenants, including the maintenance of consolidated net worth, and the maintenance of leverage and fixed charge ratios, as defined in the agreement, and a restriction on dividends to common shareholders. As of June 30, 2001, the Company was in compliance with the covenants under the Facility agreement. Borrowings under the facility are required to be used for working capital purposes.

   At June 30, 2001, the Company had approximately $25,700,000 available for additional borrowings under the Facility.

 Subordinated Debt Facility


   In March 1998, the Company entered into a Loan and Security Agreement with Albion Alliance Mezzanine Fund, L.P. and The Equitable Life Assurance Society of the United States (collectively, the "Funds") pursuant to which the Funds loaned $10,500,000 to the Company. The loan is unsecured and is subordinated to the loan of the Company's senior lender. The loan bears interest at 16.50% per annum. Interest is payable monthly at the rate of 12.0% per annum with the balance deferred until February 1, 2003 when it is due in full. The principal amount of the loan is payable in three installments of the principal amount of $3,500,000, together with accrued and unpaid interest thereon, on each March 1, beginning in the year 2004. In addition, in connection with the execution and delivery of the Loan Agreement, the Company delivered to the Funds, a Warrant to purchase 105,000 shares of the Company's common stock exercisable at $4.125 (the market price at the date of the agreement). The values ascribed to such warrants and the related amortization expense were not material. The warrant is exercisable through March 1, 2008.


 Mortgage Payable

   On March 29, 1996, the Company purchased its Paterson, New Jersey production facility which it previously had leased. The purchase was financed through a mortgage on the property. Proceeds of the loan were $1,050,000, of which $686,250 was used to pay the remaining obligation to the landlord. The balance of the proceeds was used to complete the expansion of a 7,800 square foot refrigerated storage facility. The five year note bore interest at 8.51% per annum. On March 29, 1999, the Company refinanced the mortgage for the principal amount of $929,573. The seven year note, which bears interest at 7.85% per annum is being amortized at a fifteen year rate and requires a balloon payment at the end of year seven of approximately $501,000.

 Debt Maturities

   Principal payments on long-term debt over the next five years ended June 30, and thereafter are as follows:

   2001 .....................................................   $     57,785
   2002 .....................................................         62,650
   2003 .....................................................         67,748
   2004 .....................................................    102,837,587
   2005 .....................................................      4,053,070
   Thereafter ...............................................      3,500,000

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

Note 7 -- Capital Leases

   There are various equipment and furniture and fixtures financed under capital leases. These leases have interest rates ranging from 6.70% to 11.50% per annum. At June 30, 2001, the Company's future minimum lease payments under capital leases are as follows:

   2002 .......................................................   $  642,431
   2003 .......................................................      590,629
   2004 .......................................................       91,701
                                                                  ----------
   Total minimum lease payments ...............................    1,324,761
   Less: amount representing interest .........................      219,125
                                                                  ----------
   Present value of minimum lease payments ....................    1,105,636
   Less: current portion ......................................      510,155
                                                                  ----------
   Long-term portion of capital leases ........................   $  595,481
                                                                  ==========


Note 8 -- Commitments and Contingencies

 Leases

   The Company rents certain production facilities and equipment under lease arrangements classified as operating leases. The lease for the production facilities in Manteca, California, which was renewed in December 1994, expires ten years from the date of completion of construction of each segment of the facility with two five year renewal options. The Company also leases its Ogdensburg, New York facility. The lease is for 17 years with options to terminate the lease each five years at the Company's option. Rent expense was approximately $2,971,000, $4,107,000 and $5,182,000 for the years ended June 30, 1999, 2000 and 2001, respectively. Future minimum rental payments under non-cancelable operating leases are approximately: 2002 - $5,792,000; 2003 - $5,792,000; 2004 - $5,792,000; 2005 - $4,857,000; 2006 - $3,410,000 and
thereafter $3,415,000.

 Employment Agreements

   The Company has entered into an employment agreement with Mark Cocchiola, its President and CEO, that currently expires in May 2006. The agreement provides for the full-time employment of Mr. Cocchiola at an annual salary of $250,000, and an annual bonus equal to 5% of pre-tax profits in excess of $650,000. The agreement also provides that if employment is terminated under certain circumstances, including a "change of control," he will be entitled to receive severance pay equal to the higher of (i) $1,250,000 or (ii) five times the total compensation paid to him by the Company (including salary, bonus, perquisites and the value of options granted to Mr. Cocchiola) during the 12 month period prior to the date of termination.

 Contingencies

   On or about April 26, 2001, an employee at the Manteca facility filed an Application before the Workers' Compensation Appeals Board for the State of California against the Company alleging "serious and willful misconduct" on the Company's part in its alleged failure to accommodate his limited ability to work as a result of his alleged injury arising out of employment. Thereafter, on or about August 2, 2001, a second employee at the Manteca facility filed an Application before the same Workers' Compensation Appeals Board against the Company claiming injuries sustained while employed. The second employee alleges "serious and willful misconduct" while employed. If the Applications are granted, the employees will be entitled to receive additional benefits consisting of one-half of the compensation otherwise recoverable under the Workers' Compensation laws. Management believes that it has valid defenses to the Applications and will vigorously defend the claims made by the employees.

   The Company is a party to legal proceedings arising in the normal conduct of business. Management believes that the final outcome of these proceedings, including the proceedings discussed in the paragraph

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES immediately above, will not have a material adverse effect on the Company's financial position, results of operations, and cash flows.

Note 9 -- Shareholders' Equity

 Stock Offering

   In August 2000, the Company completed a public offering for 1,200,000 shares of its $.01 par value common stock of which 1,100,000 shares were issued by the Company and 10,000 shares were offered by selling shareholders. Gross proceeds from the offering were approximately $8,000,000. The Company received no proceeds from the shares issued during the offering from those shares offered by the selling shareholders.

 Stock Option Plan

   On February 11, 1991, the Company adopted the 1991 Stock Option Plan. In December 1998, the Company adopted the 1998 Stock Option Plan. In February 2001, the Company adopted the 1999 stock option plan (collectively, the "Plans"). Under the Plans, officers, directors and key employees of the Company are eligible to receive up to 900,000, 500,000, and 500,000 incentive and/or non-qualified stock options, respectively. The Plans, which expire in February 2001, November 2008, and February 2011, respectively, are administered by the board of directors. The selection of participants, allotment of shares, determination of price and other conditions of the grant of options are determined by the board of directors at its sole discretion in order to attract and retain persons instrumental to the success of the Company. Incentive stock options granted under the Plans vest evenly over the first three years and are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the outstanding common stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

   Stock option transactions under the Plans are summarized as follows:




                                                           Weighted
                                                           Average           1991
                                                           Exercise          Plan
                                                     Price Per Share ($)    Shares
                                                     -------------------    -------
   Outstanding at June 30, 1998 ..................          $3.58           751,500
    Granted ......................................           3.17           134,250
    Exercised or forfeited .......................           2.50            (1,667)
                                                            -----           -------
   Outstanding at June 30, 1999 ..................           3.52           884,083
    Granted ......................................             --                --
    Exercised or forfeited .......................           5.46           (26,917)
                                                            -----           -------
   Outstanding at June 30, 2000 ..................           4.97           857,166
    Granted ......................................             --                --
    Exercised or forfeited .......................           7.50           (30,000)
                                                            -----           -------
   Outstanding at June 30, 2001 ..................           3.25           827,166
                                                            =====           =======



                                                           Weighted
                                                           Average           1998
                                                           Exercise          Plan
                                                     Price Per Share ($)    Shares
                                                     -------------------    -------
   Outstanding at June 30, 1998 ..................             --                --
    Granted ......................................          $4.63           143,000
    Exercised or forfeited .......................             --                --
                                                            -----           -------
   Outstanding at June 30, 1999 ..................           4.63           143,000
    Granted ......................................           7.66           356,000
    Exercised or forfeited .......................             --                --
                                                            -----           -------
   Outstanding at June 30, 2000 ..................           4.63           499,000
    Granted ......................................           7.50            30,000
    Exercised or forfeited .......................           4.63           (31,833)
                                                            -----           -------
   Outstanding at June 30, 2001 ..................           6.68           497,167
                                                            =====           =======


                                                           Weighted
                                                           Average           1999
                                                           Exercise          Plan
                                                     Price Per Share ($)    Shares
                                                     -------------------    -------
   Outstanding at June 30, 1998 ..................             --                --
    Granted ......................................             --                --
    Exercised or forfeited .......................             --                --
                                                            -----           -------
   Outstanding at June 30, 1999 ..................             --                --
    Granted ......................................             --                --
    Exercised or forfeited .......................             --                --
                                                            -----           -------
   Outstanding at June 30, 2000 ..................             --                --
    Granted ......................................          $7.50           367,000
    Exercised or forfeited .......................           7.50                --
                                                            -----           -------
   Outstanding at June 30, 2001 ..................           7.50           367,000
                                                            =====           =======

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

   The weighted average fair value of options granted under all plans during:


             1999...................................................................    $1.79
             2000...................................................................    $4.39
             2001...................................................................    $4.71



   The following table summarizes information about stock options outstanding at June 30, 2001:



                                                                Options Outstanding                       Options Exercisable
                                                  -----------------------------------------------    ------------------------------
                                                                       Weighted-
                                                                         Average
            Range of                               Number of      Remaining
            Exercise                                Options      Contractual     Weighted-Average      Number      Weighted-Average
             Prices                               Outstanding   Life (Years)    Exercise Price($)    Exercisable    Exercise Price
  -----------------------------                   -----------   ------------    -----------------    -----------   ----------------
1991 Plan:
 $2.50 to $3.50...............................      827,166      5.40 years           $3.21            787,206           $3.22

1998 Plan:
 $4.63 to $7.00...............................      111,000      7.75 years           $5.96             74,037           $5.96
 $7.00 to $9.00...............................      386,167      8.50 years           $7.64            121,097           $7.66
 $4.63 to $9.00...............................      497,167      8.30 years           $6.68            195,134           $7.01

1999 Plan:
 $7.50........................................      367,000      9.50 years           $7.50            200,000           $7.50



   Under the accounting provisions of SFAS 123, the Company's net earnings and earnings per share would have been:



                                                                       Fiscal Years Ended June 30,
                                                                  -------------------------------------
                                                                     1999          2000         2001
                                                                  ----------    ----------   ----------
Earnings:
 -- as reported ...............................................   $4,208,025    $6,384,881   $8,873,680
 -- pro forma .................................................   $3,999,219    $5,997,267   $8,378,291

Basic earnings per share:
 -- as reported ...............................................        $0.93         $1.44        $1.63
 -- pro forma .................................................        $0.88         $1.35        $1.54

Diluted earnings per share:
 -- as reported ...............................................        $0.86         $1.23        $1.41
 -- pro forma .................................................        $0.82         $1.16        $1.33


   The pro forma effect on net earnings and earnings per share for fiscal years 2001, 2000 and 1999 may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to 1996. The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: expected volatility of 44% in 2001, 46% in 2000 and 44% in 1999; risk free interest rate of 5.2% in 2001, 6.4% in 2000 and 5.0% in 1999; expected lives of 10 years; and no dividend yield.

 Warrants


   In connection with the Company's 1999 public offering, the Company issued the underwriter warrants to purchase 150,000 shares of common stock exercisable until June 30, 2002 at an exercise price of $6.875 per share. In connection with the Company's August 2000 public offering, the Company issued warrants to the underwriters of such offering to purchase 120,000 shares of common stock; exercisable at $11.20 per share through August 2010. In March 2001, the Company issued warrants to purchase 10,000 shares of common

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES stock to its public relations firm, at an exercise price of $8.25 per share, exercisable from March 2002 through March 2011. The exercise price of all of the foregoing warrants was no less than the fair market value of the common stock on the date of their respective issuance.

 Stock Repurchase Program

   In May 1999, the Board of Directors approved a stock repurchase program to acquire up to $3,200,000 of the Company's common stock. As of June 30, 2001, the Company has repurchased 224,877 shares of its common stock for a cost of approximately $1,548,000.

 Treasury Stock

   During the fiscal years ended June 30, 2001 and 2000, the Company, pursuant with its stock repurchase plan, purchased 11,507 and 135,000 shares of its common stock at a cost of $105,000 and $1,046,250, respectively.

Note 10 -- Earnings Per Share

   Basic and diluted earnings per share for each of the three years ended June 30, 1999, 2000 and 2001 are calculated as follows:


                                                                                          Net Earnings       Shares       Per share
                                                                                           (Numerator)    (Denominator)     Amount
                                                                                          ------------    -------------   ---------
For the year ended June 30, 1999:
 Basic earnings per share.............................................................     $4,208,025       4,536,605       $ 0.93
 Effect of assumed conversion of employee stock options...............................             --         347,080        (0.07)
                                                                                           ----------       ---------       ------
 Diluted earnings per share...........................................................     $4,208,025       4,883,685       $  .86
                                                                                           ==========       =========       ======
For the year ended June 30, 2000:
 Basic earnings per share.............................................................     $6,384,881       4,431,850       $ 1.44
 Effect of assumed conversion of employee stock options and warrants..................             --         753,959        (0.21)
                                                                                           ----------       ---------       ------
 Diluted earnings per share...........................................................     $6,384,881       5,185,809       $ 1.23
                                                                                           ==========       =========       ======
For the year ended June 30, 2001:
 Basic earnings per share                                                                  $8,873,680       5,429,122       $ 1.63
 Effect of assumed conversion of employee stock options and warrants..................             --         865,128        (0.22)
                                                                                           ----------       ---------       ------
 Diluted earnings per share...........................................................     $8,873,680       6,294,250       $ 1.41
                                                                                           ==========       =========       ======


Note 11 -- Concentration of Credit Risk

   The Company provides credit to customers on an unsecured basis after evaluating customer creditworthiness. The Company grants extended payment terms to its largest customers.

   The Company also provides an allowance for bad debts for accounts receivable where there is a possibility for loss.

   The Company maintains demand deposits with major banks. At June 30, 2000 and 2001, all of the Company's cash was held with these major banks.

Note 12 -- Major Customers

   During the fiscal year ended June 30, 1999, the Company had sales to A&J Foods, Inc. representing approximately 18% of net sales.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

   During the fiscal year ended June 30, 2000, the Company had sales to A&J Foods, Inc., Tricon Commodities International, Inc. and Noble J.G. Cheese Company representing approximately 15%, 13% and 12% of net sales, respectively.

   During the fiscal year ended June 30, 2001, the Company had sales to A&J Foods, Inc., Tricon Commodities International, Inc., Battaglia and Company, Noble J.G. Cheese Company, and California Goldfield Cheese Traders of approximately 17%, 15%, 12%, 10%, and 10% of net sales, respectively. At June 30, 2001, these five customers represented 20%, 20%, 15%, 13% and 13% of net accounts receivable, respectively.

Note 13 -- Employee Benefits

   In July 1998, the Company instituted a 401(k) plan for all employees who are not covered under the collective bargaining agreement. Under the plan, the Company matches each eligible employees' contribution up to 25% of the employee's first 8% of contributions. Contributions made by the Company during the year amounted to approximately $40,000 for each of the years ended June 30, 1999, 2000 and 2001.

Note 14 -- Subsequent Event


   In August 2001, the Company's Executive Vice President passed away. The Company has not been able to determine the impact of the loss of his services on operations. The Company is the beneficiary of a $1,000,000 key man life insurance policy on the life of the former Executive Vice President and anticipates receiving the proceeds from this policy.


Note 15 -- Quarterly Results of Operations (Unaudited)

   The following is a summary of quarterly results of operations for the 2001 and 2000 fiscal years (in thousands of dollars except per share data):



                                                                                      Quarter Ended
                                                                   ----------------------------------------------------
                                                                  September 30,    December 31,   March 31,    June 30,
                                                                  -------------    ------------   ---------    --------
2000
Net sales .....................................................      $61,381         $65,323       $ 75,564    $ 76,214
Gross profit ..................................................        9,984          11,171         12,092      12,302
Income from operations ........................................        3,613           4,005          4,336       4,788
Net earnings ..................................................        1,413           1,504          1,622       1,846
                                                                     =======         =======       ========    ========
Basic earnings per share ......................................      $  0.31         $  0.34       $   0.37    $   0.42
                                                                     =======         =======       ========    ========
Diluted earnings per share ....................................      $  0.27         $  0.29       $   0.31    $   0.35
                                                                     =======         =======       ========    ========
2001
Net sales .....................................................      $88,948         $92,742       $108,636    $130,038
Gross profit ..................................................       14,028          14,369         16,638      19,918
Income from operations ........................................        5,573           5,758          5,893       7,598
Net earnings ..................................................        1,987           2,068          2,196       2,623
                                                                     =======         =======       ========    ========
Basic earnings per share ......................................      $  0.41         $  0.37       $   0.39    $   0.46
                                                                     =======         =======       ========    ========
Diluted earnings per share ....................................      $  0.36         $  0.33       $   0.34    $   0.38
                                                                     =======         =======       ========    ========

                                 [Company Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.


   The following table indicates expenses (other than the underwriting discounts, commissions and non-accountable expense allowance) payable by the registrant in connection with the issuance and distribution of the securities being registered. The selling shareholders will not be responsible for any expenses in connection with the offering described in this registration statement other than underwriting discounts and commissions. All amounts are estimated (except for the SEC and NASD filing fees) as follows:



   SEC filing fee....................................................   $ 14,984.50
   NASD filing fee...................................................      6,569.00
   Nasdaq listing fee................................................     22,500.00
   Printing..........................................................     75,000.00
   Accounting fees and expenses......................................     55,000.00
   Legal fees and expenses...........................................    165,000.00
   Transfer Agent fees...............................................      3,500.00
   Miscellaneous expenses............................................     37,446.50
                                                                        -----------
      Total..........................................................   $380,000.00
                                                                        ===========





Item 15. Indemnification of Directors and Officers.

   Section 722 of the New York Business Corporation Law which governs the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Section 402 of the New York Business Corporation Law which provides that a corporation's certificate of incorporation may provide that a director or officer shall have limited liability to the corporation or to its shareholders, with certain exceptions, is hereby incorporated herein by reference. Reference is made to Articles 7 and 8 of Suprema's Certificate of Incorporation, as amended, which provides for indemnification and limitations on liability in the manner and to the fullest extent permitted by New York law. The general effect of these provisions may make it more difficult for shareholders to obtain monetary damages in connection with suits that seek redress for actions taken by directors.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Suprema pursuant to the foregoing provisions, Suprema has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


   Reference is also made to Section 10 of the Underwriting Agreement filed as
Exhibit 1.1 to this registration statement.

Item 16. Exhibits


1.1       Form of Underwriting Agreement.
3.1       Certificate of Incorporation as amended in February 1991. (1)
3.2       Amendment to Certificate of Incorporation. (6)
3.3       Amendment to Certificate of Incorporation.*
3.4       Amended and Restated By-Laws.*
4.1       Rights Agreement dated as of March 6, 1996, between the Company and Continental Stock Transfer & Trust Company. (7)
5.1       Opinion of Blank Rome Tenzer Greenblatt LLP.
10.1      1991 Stock Option Plan. (1)+
10.2      Amended and Restated Employment Agreement by and between the Company and Mark Cocchiola. +
10.3      Revolving Loan, Guaranty and Security Agreement by and among the Company, Suprema Specialties West, Inc. and National
          Westminster Bank NJ dated as of February 15, 1994, as amended. (9)
10.4      Lease between DeGroot & Sons, a California partnership and the Company dated as of December 13, 1994. (16)
10.5      Lease between Cape Vincent Milk Producers Cooperative, Inc., Marble City Bulk Milk Producers Cooperative, Inc., Northern
          New York Bulk Milk Producers Cooperative, Inc., Seaway Bulk Milk Producers Cooperative Inc., and the Company, dated May
          21, 1996. (5)
10.6      Master Equipment Lease Agreement No. 32399 between Fleet Capital Corporation and the Company dated May 29, 1997. (4)
10.7      Securities Purchase Agreement, dated as of March 9, 1998, between the Company and Alliance Capital Management, L.P.
          (without exhibits). (3)
10.8      Note Agreement, dated as of March 9, 1998, between the Company and each of Albion Alliance Mezzanine Fund, L.P. and The
          Equitable Life Assurance Society of the United States. (3)
10.9      Warrant Agreement, dated as of March 9, 1998, between the Company and Albion Alliance Mezzanine Fund, L.P. and the
          Equitable Life Assurance Society of the United States. (3)
10.10     Second Amended and Restated Revolving Loan, Guaranty and Security Agreement among the Company, Fleet Bank, N.A. (as successor to Natwest Bank N.A. and National Westminster Bank, NJ), Sovereign Bank, Suprema Specialties West, Inc. and
          Suprema Northeast, Inc., dated as of December 16, 1998. (2)
10.11     Mortgage and Security Agreement by the Company to Fleet Bank, N.A., as agent, dated December 16, 1998. (2)
10.12     Third Modification Agreement between the Company and Fleet Bank, N.A. (formerly known as Natwest Bank N.A.), dated
          December 16, 1998. (2)
10.13     First Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company,
          Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated May 28,
          1999. (2)
10.14     Second Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company,
          Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated June 30,
          1999. (2)
10.15     Third Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company,
          Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated July 22,
          1999. (2)
10.16     Third Amended and Restated Revolving Loan, Guaranty and Security Agreement among the Company, Fleet Bank, N.A. (as successor to Natwest Bank N.A. and National Westminster Bank NJ), Sovereign Bank, Mellon Bank, N.A., Suprema Specialties
          West, Inc., and Suprema Specialties Northeast, Inc., dated as of September 23, 1999. (11)

10.17     Amendment No. 1 and Assignment Agreement dated as of March 10, 2000 to Third Amended and Restated Revolving Loan,
          Guaranty and Security Agreement among Fleet Bank, National Association, Sovereign Bank, Mellon Bank, N.A., European
          American Bank, PNC Bank, National Association, National City Bank, Suprema Specialties, Inc., Suprema Specialties West,
          Inc. and Suprema Specialties Northeast, Inc. (10)
10.18     1998 Stock Option Plan. (13)+
10.19     1999 Stock Option Plan. (14)+
10.20     Pledge Agreement between the Company and Fleet Bank, N.A. dated May 31, 2000. (15)
10.21     Increase Supplement dated as of February 15, 2001 to Third Amended and Restated Revolving Loan, Guaranty and Security
          Agreement among Fleet Bank, N.A., Sovereign Bank, Mellon Bank, N.A., European American Bank, N.A., PNC Bank, N.A.,
          National City Bank, Suprema Specialties Northeast, Inc., and Suprema Specialties Northwest, Inc. (8)
10.22     Amendment No. 2 to Third Amendment and Restated Revolving Loan, Guaranty and Security Agreement among Fleet Bank, N.A.,
          Sovereign Bank, Mellon Bank, N.A., European American Bank, N.A., PNC Bank, N.A., National City Bank, Suprema Specialties
          Northeast, Inc., and Suprema Specialties Northwest, Inc. (9)
10.23     Asset Purchase Agreement dated as of November 27, 2000 by and among Snake River Cheese, L.L.C. and Suprema Specialties
          Northwest, Inc. (9)
10.24     Master Lease Agreement dated December 28, 2000 by and between PNC Leasing and Suprema Specialties Northwest, Inc. and
          supplement. (9)
10.25     Amendment No. 3 and Assignment Agreement to Third Amended and Restated Revolving Loan, Guaranty and Security Agreement
          among Fleet National Bank, Sovereign Bank, Mellon Bank, N.A., Citibank, N.A., PNC Bank National Association, First
          Pioneer Farm Credit, ACA, National Bank of Canada, National City Bank, the Company, Suprema Specialities West, Inc.,
          Suprema Specialities Northeast, Inc. and Suprema Securities Northwest Inc.
21        Subsidiaries of the Company.
23.1      Consent of Blank Rome Tenzer Greenblatt LLP (included in Exhibit 5.1).
23.2      Consent of BDO Seidman, LLP.
24.1      Power of Attorney (included in signature page to the registration statement).*


---------------

*     Previously filed.

(1) Incorporated by reference to the exhibit filed with the Company's registration statement on Form S-18, SEC File No. 33-39076-NY.
(2) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the year ended June 30, 1999.
(3) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K, as amended, for the year ended June 30, 1998.
(4) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the year ended June 30, 1997.
(5) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.
(6) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the year ended June 30, 1994.
(7) Incorporated by reference to the exhibit filed with the Company's registration Current Report on Form 8-K dated March 18, 1996.

(8) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(9) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000.
(10) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.
(11) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

(12) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995.
(13) Incorporated by reference to Exhibit A filed with the Company's Definitive Proxy Statement dated December 30, 1998.
(14) Incorporated by reference to Exhibit A filed with the Company's Definitive Proxy Statement dated October 22, 1999.
(15) Incorporated by reference to the exhibit filed with the Company's Registration Statement on Form S-2, SEC File no. 333-36716.

(16) Incorporated by reference to the exhibit filed with the Company's Registration Statement on Form S-2, SEC File No. 333-3862.

+     Denotes management contract, plan or arrangement.

Item 17. Undertakings

   (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Paterson, State of New Jersey on October 11, 2001.


                                   SUPREMA SPECIALTIES, INC.


                                   By:  /s/ MARK COCCHIOLA
                                        --------------------------------
                                        Mark Cocchiola, President



   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      Name                                              Title                                     Date
                      ----                                              -----                                     ----
               /s/ MARK COCCHIOLA                  Chairman of the Board, President, Chief                         October 11, 2001
 -----------------------------------------------   Executive Officer and Director (Principal
                 Mark Cocchiola                    Executive Officer)


             /s/ STEVEN VENECHANOS                 Chief Financial Officer, Secretary and                          October 11, 2001
 -----------------------------------------------   Director (Principal Financial and Accounting
               Steven Venechanos                   Officer)


                       *                           Director                                                        October 11, 2001
 -----------------------------------------------
                Marco Cocchiola


               /s/ RUDOLPH ACOSTA                  Director                                                        October 11, 2001
 -----------------------------------------------
                 Rudolph Acosta


                /s/ PAUL DESOCIO                   Director                                                        October 11, 2001
 -----------------------------------------------
                  Paul DeSocio


                       *                           Director                                                        October 11, 2001
 -----------------------------------------------
                Barry Rutcofsky


*By:              /s/ MARK COCCHIOLA
      ------------------------------------------
                     Mark Cocchiola
                    Attorney-in-fact

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders
Suprema Specialties, Inc.
Paterson, New Jersey


   The audits referred to in our report dated August 7, 2001 relating to the accompanying consolidated financial statements of Suprema Specialties, Inc. and Subsidiaries, which are contained in this Registration Statement, included the audits of the June 30, 2001, 2000 and 1999 financial statement schedule listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based upon our audits.


   In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.




/s/ BDO Seidman, LLP
BDO Seidman, LLP
Woodbridge, New Jersey
August 7, 2001

                                                                    Schedule II


SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR THE FISCAL YEARS ENDED JUNE 30, 2001, 2000 AND 1999


                                                    Balance at     Charged to
                                                   Beginning of     Costs and       Charged to                       Balance at End
Description                                           Period      Expenses (1)    Other Accounts    Deductions (2)      of Period
-----------                                        ------------   ------------    --------------    --------------   --------------
FISCAL YEAR ENDED JUNE 30, 1999
 Accounts receivable allowance.................      $470,290       $100,000            $--              $--            $570,290
                                                     ========       ========            ===              ===            ========
FISCAL YEAR ENDED JUNE 30, 2000
 Accounts receivable allowance.................      $570,290       $200,000            $--              $--            $770,290
                                                     ========       ========            ===              ===            ========
FISCAL YEAR ENDED JUNE 30, 2001
 Accounts receivable allowance.................      $770,290       $     --            $--              $--            $770,290
                                                     ========       ========            ===              ===            ========

---------------
(1) To increase accounts receivable allowance.
(2) Uncollectible accounts written off, net of recoveries.

          Exhibits
          --------
1.1       Form of Underwriting Agreement.
3.1       Certificate of Incorporation as amended in February 1991. (1)
3.2       Amendment to Certificate of Incorporation. (6)
3.3       Amendment to Certificate of Incorporation.*
3.4       Amended and Restated By-Laws.*
4.1       Rights Agreement dated as of March 6, 1996, between the Company and Continental Stock Transfer & Trust Company. (7)
5.1       Opinion of Blank Rome Tenzer Greenblatt LLP.
10.1      1991 Stock Option Plan. (1)+
10.2      Amended and Restated Employment Agreement by and between the Company and Mark Cocchiola. +
10.3      Revolving Loan, Guaranty and Security Agreement by and among the Company, Suprema Specialties West, Inc. and National
          Westminster Bank NJ dated as of February 15, 1994, as amended. (9)
10.4      Lease between DeGroot & Sons, a California partnership and the Company dated as of December 13, 1994. (16)
10.5      Lease between Cape Vincent Milk Producers Cooperative, Inc., Marble City Bulk Milk Producers Cooperative, Inc., Northern
          New York Bulk Milk Producers Cooperative, Inc., Seaway Bulk Milk Producers Cooperative Inc., and the Company, dated May
          21, 1996. (5)
10.6      Master Equipment Lease Agreement No. 32399 between Fleet Capital Corporation and the Company dated May 29, 1997. (4)
10.7      Securities Purchase Agreement, dated as of March 9, 1998, between the Company and Alliance Capital Management, L.P.
          (without exhibits). (3)
10.8      Note Agreement, dated as of March 9, 1998, between the Company and each of Albion Alliance Mezzanine Fund, L.P. and The
          Equitable Life Assurance Society of the United States. (3)
10.9      Warrant Agreement, dated as of March 9, 1998, between the Company and Albion Alliance Mezzanine Fund, L.P. and the
          Equitable Life Assurance Society of the United States. (3)
10.10     Second Amended and Restated Revolving Loan, Guaranty and Security Agreement among the Company, Fleet Bank, N.A. (as successor to Natwest Bank N.A. and National Westminster Bank, NJ), Sovereign Bank, Suprema Specialties West, Inc. and
          Suprema Northeast, Inc., dated as of December 16, 1998. (2)
10.11     Mortgage and Security Agreement by the Company to Fleet Bank, N.A., as agent, dated December 16, 1998. (2)
10.12     Third Modification Agreement between the Company and Fleet Bank, N.A. (formerly known as Natwest Bank N.A.), dated
          December 16, 1998. (2)
10.13     First Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company,
          Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated May 28,
          1999. (2)
10.14     Second Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company,
          Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated June 30,
          1999. (2)
10.15     Third Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company,
          Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated July 22,
          1999. (2)
10.16     Third Amended and Restated Revolving Loan, Guaranty and Security Agreement among the Company, Fleet Bank, N.A. (as successor to Natwest Bank N.A. and National Westminster Bank NJ), Sovereign Bank, Mellon Bank, N.A., Suprema Specialties
          West, Inc., and Suprema Specialties Northeast, Inc., dated as of September 23, 1999. (11)

10.17     Amendment No. 1 and Assignment Agreement dated as of March 10, 2000 to Third Amended and Restated Revolving Loan,
          Guaranty and Security Agreement among Fleet Bank, National Association, Sovereign Bank, Mellon Bank, N.A., European
          American Bank, PNC Bank, National Association, National City Bank, Suprema Specialties, Inc., Suprema Specialties West,
          Inc. and Suprema Specialties Northeast, Inc. (10)
10.18     1998 Stock Option Plan. (13)+
10.19     1999 Stock Option Plan. (14)+
10.20     Pledge Agreement between the Company and Fleet Bank, N.A. dated May 31, 2000. (15)
10.21     Increase Supplement dated as of February 15, 2001 to Third Amended and Restated Revolving Loan, Guaranty and Security
          Agreement among Fleet Bank, N.A., Sovereign Bank, Mellon Bank, N.A., European American Bank, N.A., PNC Bank, N.A.,
          National City Bank, Suprema Specialties Northeast, Inc., and Suprema Specialties Northwest, Inc. (8)
10.22     Amendment No. 2 to Third Amendment and Restated Revolving Loan, Guaranty and Security Agreement among Fleet Bank, N.A.,
          Sovereign Bank, Mellon Bank, N.A., European American Bank, N.A., PNC Bank, N.A., National City Bank, Suprema Specialties
          Northeast, Inc., and Suprema Specialties Northwest, Inc. (9)
10.23     Asset Purchase Agreement dated as of November 27, 2000 by and among Snake River Cheese, L.L.C. and Suprema Specialties
          Northwest, Inc. (9)
10.24     Master Lease Agreement dated December 28, 2000 by and between PNC Leasing and Suprema Specialties Northwest, Inc. and
          supplement. (9)
10.25     Amendment No. 3 and Assignment Agreement to Third Amended and Restated Revolving Loan, Guaranty and Security Agreement
          among Fleet National Bank, Sovereign Bank, Mellon Bank, N.A., Citibank, N.A., PNC Bank National Association, First
          Pioneer Farm Credit, ACA, National Bank of Canada, National City Bank, the Company, Suprema Specialities West, Inc.,
          Suprema Specialities Northeast, Inc. and Suprema Securities Northwest Inc.
21        Subsidiaries of the Company.
23.1      Consent of Blank Rome Tenzer Greenblatt LLP (included in Exhibit 5.1).
23.2      Consent of BDO Seidman, LLP.
24.1      Power of Attorney (included in signature page to the registration statement).*


---------------

*     Previously filed.

(1) Incorporated by reference to the exhibit filed with the Company's registration statement on Form S-18, SEC File No. 33-39076-NY.
(2) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the year ended June 30, 1999.
(3) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K, as amended, for the year ended June 30, 1998.
(4) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the year ended June 30, 1997.
(5) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.
(6) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K for the year ended June 30, 1994.
(7) Incorporated by reference to the exhibit filed with the Company's registration Current Report on Form 8-K dated March 18, 1996.

(8) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(9) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000.
(10) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.
(11) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

(12) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995.
(13) Incorporated by reference to Exhibit A filed with the Company's Definitive Proxy Statement dated December 30, 1998.
(14) Incorporated by reference to Exhibit A filed with the Company's Definitive Proxy Statement dated October 22, 1999.
(15) Incorporated by reference to the exhibit filed with the Company's Registration Statement on Form S-2, SEC File no. 333-36716.

(16) Incorporated by reference to the exhibit filed with the Company's Registration Statement on Form S-2, SEC File No. 333-3862.

+     Denotes management contract, plan or arrangement.